

CONFIDENT AT THE HELM

2012 ANNUAL REPORT



MARINE PRODUCTS CORPORATION

2013 PRODUCT OVERVIEW



H2O SPORT SERIES

Continuing an innovative line that brings Chaparral style, performance and quality to first-time and experienced boat buyers at No Haggle, Real Deal pricing. The H2O comes in 18- and 19-foot lengths in a sport, or ski and fish package, and every style is loaded with features. Choose an H2O and you will choose craftsmanship, value and innovation.



\\ **18 Sport** \\ 18 Ski & Fish \\ 19 Sport \\ 19 Ski & Fish



SSi WIDE TECH™

Chaparral's SSi sportboat open bow models are produced for the quality- and style-conscious recreational boater. Models for the 2013 model year range in size from 20 to 25 feet, and they have once again set a high standard for engineering excellence, attractive styling, and quality materials and workmanship. Chaparral has incorporated its patented Wide Tech™ bow design into several SSi models for additional space in the forward part of the boat.



\\ 196 \\ 206 \\ 216 \\ **225** \\ 226 \\ 246



ROBALO SPORT FISHING BOATS

Robalo is continuing its success in 2013 with a line of multi-use sport fishing boats that offer the offshore fisherman a dependable, seaworthy design with all of the features that an offshore fisherman expects. Affordable family fun is also an option with Robalo's new 18- and 20-foot center console models. All models have comfortable cabin layouts, plush interiors and spacious seating arrangements.

ROBALO

Center Console \\ R180 \\ R200 \\ **R220** \\ R240 \\ R260 \\ R300
Walkaround \\ R225 \\ R245 \\ R265 \\ R305
Dual Console \\ R207 \\ R227 \\ R247



XTREME TOW BOATS

In its sixth year, the Xtreme continues to be very popular with wakeboard enthusiasts who want all the features and handling characteristics of a traditional wakeboard boat but with more room, higher speed and greater fuel efficiency. Features include an onboard ballast system and automatic speed control for tournament wakeboarders. Other features include custom graphics, a high-output sound system and an arch tower with an aft bimini top and rotating brackets. Xtreme's model lineup for 2013 includes four models ranging from 20 to 26 feet in length.



\\ **204** \\ 224 \\ 244 \\ 264



SUNESTA SPORTDECKS

The Sunesta, with its patented Wide Tech™ bow design, continues to prove itself with broad customer appeal. With a new interior, this boat combines the best features of many of Chaparral's other products and is suitable for most family uses, including cruising, wakeboarding and sightseeing. The 2013 model line offers four boats ranging from 22 to 28 feet.


SUNESTA

\\ 224 \\ **244** \\ 264 \\ 284



SSX SPORTDECKS

For the 2013 model year, Chaparral introduced the 277 SSX into the lineup, increasing the choices to five for the SSX Sportdeck. All SSX Sportdecks are offered with an enclosed head, a wet bar in the cockpit, an integrated swim platform and a transom sun lounge. Chaparral's SSX offers the performance of a sportboat with the roominess and utility of a pleasure boat.



\\ 257 \\ 277 (featured on the cover) \\ 285 \\ **287** \\ 327



SIGNATURE CRUISERS

In 2013, Chaparral continues the tradition of quality that has made the Signature Cruiser a leader in the luxury sport cruiser market. The Signature comes with many standard features that are options on other cruisers in its class, and the largest Signatures offer a fiberglass hard top, bow thrusters and such style features as underwater lighting. The Signature line offers six models from 27 to 37 feet in length.

SIGNATURE \\ 270 \\ 290 \\ 310 \\ 330 \\ **350** \\ 370



420 PREMIERE

Chaparral's 420 Premiere Sport Yacht is the exciting result of several years of development, and it represents an extension of Chaparral's quality brand name into a new and exciting product segment. This product features the Wide Tech™ bow design and the revolutionary Volvo IPS propulsion system, which makes it more maneuverable and easier to dock than other sport yachts its size. The 420 Premiere is produced in a 42-foot model for the 2013 model year.

Cover Photo Credit: Atlanta Marine, Chaparral 277 SSX


MPX 2012

Marine Products Corporation (NYSE: MPX) designs, manufactures and distributes premium-branded Chaparral sterndrive and inboard pleasure boats and Robalo outboard sport fishing boats through 135 domestic and 69 international dealers. With premium brands, a solid capital structure and a strong independent dealer network, over the years Marine Products Corporation has generated strong financial performance and has built long-term stockholder value. Marine Products Corporation is also seeking to utilize its financial strength to capitalize on opportunities that profitably increase its market share and broaden its product offerings within the pleasure boat market. For more information, visit our website at www.marineproductscorp.com.


NET SALES
(thousands)
$175,622
$39,439
$101,011
$106,437
$148,950
08
09
10
11
12
NET INCOME
(thousands)
$7,586
$(10,693)
$3,853
$4,706
$6,979
08
09
10
11*
12
AVERAGE SELLING PRICE PER UNIT (thousands)
$47
$47
$45
$48
$41
08
09
10
11
12
TOTAL NUMBER OF BOATS SOLD
3,590
963
2,145
2,100
3,404
08
09
10
11
12

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)	2008	2009	2010	2011	2012
NET SALES	$ 175,622	$ 39,439	$ 101,011	$ 106,437	$ 148,950
GROSS PROFIT (LOSS)	31,945	(6,557)	17,713	19,506	27,204
OPERATING INCOME (LOSS)	8,799	(19,163)	3,720	5,376	8,761
NET INCOME (LOSS)	$ 7,586	$ (10,693)	$ 3,853	$ 4,706*	$ 6,979
EARNINGS (LOSS) PER SHARE – DILUTED	$ 0.21	$ (0.30)	$ 0.11	$ 0.13*	$ 0.19
GROSS PROFIT MARGIN PERCENT	18.2%	(16.6) %	17.5 %	18.3 %	18.3 %
OPERATING MARGIN PERCENT	5.0%	(48.6) %	3.7 %	5.1 %	5.9 %

* Excludes other income of $2,025 (in thousands)

LETTER TO STOCKHOLDERS

Throughout 2012, the recreational boating industry improved due to moderately higher consumer confidence, normalized dealer inventories, and a stable financing environment for dealers and consumers. Although fuel prices were higher in 2012 than they were in 2011, and economic uncertainty continued throughout the year, the overall selling environment for our products improved. We grew at a rate that was higher than the industry's growth rate due to the success of our value-priced products and strong performance by our dealer network.



2012 marked the third consecutive year of increased net sales and profitability. Net sales for 2012 were $149.0 million, an increase of 39.9 percent compared to $106.4 million in 2011. Net sales improved due to higher unit sales of our value-priced Chaparral H2O and Robalo sport fishing boats. We introduced these models for the 2012 model year, and they were responsible for a majority of our growth. The favorable impact of higher unit sales of these models was partially offset by their lower average selling prices, although average selling prices among many of our other larger models increased slightly. International sales increased by 32.6 percent in 2012 compared to 2011, and were 20.3 percent of net sales in 2012 compared to 21.4 percent in the prior year. Gross profit was $27.2 million, an increase of 39.5 percent compared to $19.5 million in 2011. Gross margin was 18.3 percent in 2011 and 2012. Selling, general and administrative expenses were $18.4 million in 2012, or 12.4 percent of net sales, compared to $14.1 million, or 13.3 percent of net sales in 2011. Selling, general and administrative expenses increased in 2012 due to expenses that vary with sales and profitability, such as warranty expense, sales commissions and officer incentive compensation. As a percentage of sales, these expenses decreased slightly due to leverage from increased net sales. Operating income in 2012 was $8.8 million, or 5.9 percent of net sales, compared to $5.4 million, or 5.1 percent of net sales, in 2011. Operating income as a percentage of net sales increased in 2012 compared to 2011 due to higher net sales and gross profit, as well as positive leverage of higher net sales over selling, general and administrative expenses in 2012.

Interest income declined by 3.7 percent, from $997 thousand in 2011 to $960 thousand in 2012. We continue to maintain a portfolio of liquid, high-quality, tax-exempt marketable securities, and we are pleased with the performance and credit quality of this portfolio. We did not record any other income in 2012, compared to other income in 2011 of $2.0 million. Other income in 2011 was due to a non-taxable gain on a benefit plan financing arrangement. Net income for 2012 was $7.0 million, compared to net income excluding other income in 2011 of $4.7 million. Diluted earnings per share were $0.19 in 2012, compared to diluted earnings per share excluding other income in 2011 of $0.13.

During 2012, our Board of Directors reinstated our quarterly dividend and, in the fourth quarter, authorized the payment of a special $0.55 per share year-end dividend. In spite of these dividends, our balance sheet at the end of the year remained strong and liquid.

OUR FINANCIAL STRENGTH WILL CONTINUE TO SUPPORT OUR SALES GROWTH AND ALLOW US TO PURSUE STRATEGIC OPPORTUNITIES TO ENHANCE OUR STOCKHOLDER VALUE OVER THE LONG TERM.

As we begin 2013, a number of macroeconomic and company-specific factors encourage us regarding our near-term financial results. Residential real estate, especially in several important recreational boating areas, has stabilized. Consumer confidence and residential real estate continue to improve, and the financing environment for both dealers and consumers remains stable. Attendance and sales during the 2013 winter boat show season were better than in 2012, our order backlog is strong and our dealers' inventories are stocked with new models available to meet stronger retail demand.

It was with mixed emotions that we received Wilton Looney's announcement that he will not seek reelection when his term as Director expires at our upcoming stockholders' meeting in April. Wilton has served as a director of Marine Products for 12 years, since Chaparral's spin off from our former parent company into Marine Products Corporation. His extensive financial and management expertise has made him an important member of four of our Board committees, and his experience as a chief executive officer and board chairman has helped us to manage our business through these years. Wilton's wise counsel has been an invaluable contribution to our Board of Directors over the years, and Marine Products will miss his guidance. We wish him well in his retirement and continued involvement in the community.

At Marine Products Corporation, we are very pleased with the market's reception to our value-priced Chaparral and Robalo models, evidence of which can be seen both in our financial results and in our tremendous market share gains in 2012. In addition, we are beginning to see renewed interest in some of our larger boats, as the results of our past research and development efforts benefit us and our customers with updated designs and features for the boat buyer who is interested in larger boats.

As we continue to grow in what appears to be a steady recovery in our industry, we are pleased that we are capturing an increasingly large share of our market segment. As always, we continue to appreciate the efforts of our employees, the dedication of our dealers and the loyalty of our customers as we look ahead to 2013.

RICHARD A. HUBBELL	**JAMES A. LANE, JR.**
President and Chief Executive Officer	Executive Vice President and President, Chaparral Boats, Inc.

CONFIDENT AT THE HELM

A SLIGHT COURSE CORRECTION PRODUCES FAR-REACHING POSITIVE RESULTS

The financial crisis and economic downturn were catalysts for a severe downturn in the recreational boating industry, as our customers' concerns about their immediate financial needs discouraged them from making large, discretionary purchases such as pleasure boats. This problem has been exacerbated by the rising cost of boat ownership, due to increases in the cost of raw materials, fuel and other operating costs, as well as increased governmental regulation. However, we also know that our consumers continue to go boating in large numbers, and we have always believed in the long-term future of our business. These factors forced us to think about a course correction that would allow us to continue to benefit from the accumulated value of our design and production expertise, efficient production processes, strong dealer network and brand-name recognition.

Our answer was the Chaparral H2O and value-priced Robalo sportfishing boats. Our Chaparral H2O and value-priced Robalo models are made with the same materials and construction techniques—and built by the same skilled employees—as the rest of our boats. We are as proud to offer these boats to the marketplace as we are of our other models. We began producing and selling these models late in calendar year 2011, during the 2012 and 2013 model years.

Our dealers and retail customers responded enthusiastically to these new models, and this strong response was reflected in our 2012 financial results. We generated the highest net sales and net income in 2012 of any year since 2008. Another indication of the success of these models is unprecedented growth in Chaparral's market share. For the first time in our history, we have held double-digit market share in the 18- to 35-foot sterndrive recreational boat category, and we have returned to our position as the third largest manufacturer within this segment. Furthermore, we are approaching the market share of our larger peers,

R305 WALKAROUND INTERIOR




SIGNATURE 310 INTERIOR



277 SSX

because we have accomplished most of these market share gains among smaller boats, a large market segment in which we have traditionally been under-represented.

We also believe that this course correction is expanding the market for our products. In addition to building a quality boat at a good price, we have made it easy for the customer to buy with confidence, through strong customer service and nationally advertised pricing. During 2012, retail customers who bought our Chaparral H2O were more than twice as likely to be first-time boat buyers as the purchasers of another Chaparral model. This fact demonstrates the increase in first-time customers that our value-priced, smaller model Chaparral H2O series has attracted, increasing our overall market share. These customers will enjoy owning our boats, and when the time comes to buy a larger boat, we believe that they will choose a Chaparral or Robalo. More American consumers are going boating today than at any other time in the past 15 years, and they expect a boat to have the same technological advances as other consumer products, which means that they are more willing to buy a new boat with these features. This indication of strong consumer demand and our success in attracting the first-time boat buyer positions us very well for the future.





OUR DEALERS AND RETAIL CUSTOMERS RESPONDED ENTHUSIASTICALLY TO THESE NEW MODELS, AND ... WE GENERATED THE HIGHEST NET SALES AND NET INCOME IN 2012 OF ANY YEAR SINCE 2008.

STAYING ON COURSE WITH THE LATEST TECHNOLOGY

Technological advances continue to impact the process of marketing and selling recreational boats. These innovations offer tremendous opportunities to highlight the positive aspects of a product and allow the customer to make an informed decision, and in a crowded marketplace, advanced technology can be a major point of differentiation. In addition, first-time boat buyers expect the same customized, high-technology experience when considering a new boat as with many other consumer products they experience.

During 2012, we addressed these opportunities by developing and implementing an iPad® app for our Chaparral and Robalo dealers which includes model specifications, photos, videos, product comparisons, lead generation and the ability to build and price a specific boat with all the features and options a consumer wants. Our iPad app supported our success during the 2013 winter boat show season. At the end of the season, our Global iPad Dealer App won the Marine Marketers of America's Neptune Award for the best business-to-business iPad application.

This customized information, in a user-friendly format at the fingertips of our sales representatives streamlines the sales process and makes it much more effective. We believe this is a cost-effective way to make a meaningful impact with sales prospects, especially those who are new to boating and want to evaluate detailed information in order to make an informed purchasing decision.


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R247 DUAL CONSOLE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

Commission File No. 1-16263

MARINE PRODUCTS CORPORATION

Delaware	**58-2572419**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

2801 BUFORD HIGHWAY, SUITE 520
ATLANTA, GEORGIA 30329
(404) 321-7910

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Name of each exchange on which registered*
COMMON STOCK, $0.10 PAR VALUE	NEW YORK STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Marine Products Corporation common stock held by non-affiliates on June 30, 2012, the last business day of the registrant's most recent second fiscal quarter, was $62,673,648 based on the closing price on the New York Stock Exchange on June 30, 2012 of $6.08 per share.

Marine Products Corporation had 38,104,520 shares of common stock outstanding as of February 15, 2013.

Documents Incorporated by Reference

Portions of the Proxy Statement for the 2013 Annual Meeting of Stockholders of Marine Products Corporation are incorporated by reference into Part III, Items 10 through 14 of this report.

PART I

References in this document to "we," "our," "us," "Marine Products," or "the Company" mean Marine Products Corporation ("MPC") and its subsidiaries, Chaparral Boats, Inc. ("Chaparral") and Robalo Acquisition Company LLC ("Robalo"), collectively or individually, except where the context indicates otherwise.

Forward-Looking Statements

Certain statements made in this report that are not historical facts are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, the expected effect of recent accounting pronouncements on the Company's consolidated financial statements; the Company's estimate for warranty accruals; enhance the Company's belief that there exists a favorable outlook for the near-term selling environment for our products; management's belief that net sales will increase in 2013 compared to 2012; the Company's belief that sales of the Company's new models will either maintain or increase consolidated net sales, gross profit, operating income and net income compared to 2012, by increasing unit sales and spreading our fixed production costs over higher production volume; the Company's belief that retail boat sales have started to increase over the past several quarters; the Company's belief that this increase in retail sales will be modest; our belief that a slow recovery from the recession, continued high unemployment, depressed real estate values and continued weak consumer confidence will tend to discourage consumers from purchasing large discretionary goods such as pleasure boats; the lower expected returns on financial assets may have long term effects on consumer behavior with regard to pleasure boating; the Company's belief that the recreational boating industry promotional program has incrementally benefited the industry and Marine Products; our plans to enhance the value-priced Chaparral and Robalo models we initially introduced in 2012 as well as to develop new Chaparral and Robalo models which we believe will appeal to our target markets; our belief that the value-priced models introduced last year and the new models being developed will continue to enhance the achievement of our objectives related to improved manufacturing cost efficiencies, meeting dealer requests for entry-level models and increasing the retail market share; the Company's belief that its liquidity, capitalization and cash expected to be generated from operations, will provide sufficient capital to meet the Company's requirements for at least the next twelve months; the Company's expectations about capital expenditures during 2013; the Company's expectation about contributions to its pension plan in 2013; the Company's belief that it may repurchase additional outstanding common shares periodically based on market conditions; our plans, intentions, and strategies regarding pursuing acquisitions and strategic alliances; the Company's expectation to continue to pay cash dividends to common stockholders subject to earnings and financial condition of the Company and other relevant factors; the Company's expectations about the use of net operating loss carryforwards; the expectation that boat operating licenses will not be unduly restrictive; the Company's expectation to continue purchasing sterndrive engines through the ABA; expectations regarding expenditures necessary to comply with environmental or safety regulations; the Company's belief that it will not be able to institute sufficient price increases to compensate for increased material costs; the Company's belief that it is likely that these increased prices will negatively impact the Company's operating results; the Company's expectation regarding market risk of its investment portfolio; and the Company's expectations about the effect of litigation on the Company's financial position or results of operations.

The words "may," "should," "will," "expect," "believe," "anticipate," "intend," "plan," "believe," "seek," "project," "estimate," and similar expressions used in this document that do not relate to historical facts are intended to identify forward-looking statements. Such statements are based on certain assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. We caution you that such statements are only predictions and not guarantees of future performance and that actual results, developments and business decisions may differ from those envisioned by the forward-looking statements. Risk factors that could cause such future events not to occur as expected include the following: economic conditions, unavailability of credit and possible decreases in the level of consumer confidence impacting discretionary spending, business interruptions due to adverse weather conditions, increased interest rates, unanticipated changes in consumer demand and preferences, deterioration in the quality of Marine Products' network of independent boat dealers or availability of financing of their inventory, our ability to insulate financial results against increasing commodity prices, the impact of rising gasoline prices and a weak housing market on consumer demand for our products, competition from other boat manufacturers and dealers, and insurance companies that insure a number of Marine Products' marketable securities have been downgraded, which may cause volatility in the market price of Marine Products' marketable securities. We caution you that such statements are only predictions and not guarantees of future performance and that actual results, developments and business decisions may differ from those envisioned by the forward-looking statements. See "Rick Factors" on page 19 for a discussion of factors that may cause actual results to differ from our projections.

Item 1. Business

Marine Products manufactures fiberglass motorized boats distributed and marketed through its independent dealer network. Marine Products' product offerings include Chaparral sterndrive and inboard pleasure boats and Robalo outboard sport fishing boats.

Organization and Overview

Marine Products is a Delaware corporation incorporated on August 31, 2000, in connection with a spin-off from RPC, Inc. (NYSE: RES) ("RPC"). Effective February 28, 2001, RPC accomplished the spin-off by contributing 100 percent of the issued and outstanding stock of Chaparral to Marine Products, a newly formed wholly owned subsidiary of RPC, and then distributing the common stock of Marine Products to RPC stockholders.

Marine Products designs, manufactures and sells recreational fiberglass powerboats in the sportboat, deckboat, cruiser, sport yacht and sport fishing markets. The Company sells its products to a network of 135 domestic and 69 international independent authorized dealers. Marine Products' mission is to enhance its customers' boating experience by providing them with high quality, innovative powerboats. The Company intends to remain a leading manufacturer of recreational powerboats for sale to a broad range of consumers worldwide.

The Company manufactures Chaparral sterndrive and inboard-powered pleasure boats including H2O Sport and Fish & Ski boats, SSi and SSX Sportboats, Sunesta Sportdecks and Xtreme Tow boats, Signature Cruisers, Premiere Sport Yachts and Robalo outboard sport fishing boats. The most recent available industry statistics [source: Statistical Surveys, Inc. report dated September 30, 2012] indicate that Chaparral is the third largest manufacturer of sterndrive boats in lengths from 18 to 35 feet in the United States.

Chaparral was founded in 1965 in Ft. Lauderdale, Florida. Chaparral's first boat was a 15-foot tri-hull design with a retail price of less than $1,000. Over time Chaparral grew by offering exceptional quality and consumer value. In 1976, Chaparral moved to Nashville, Georgia, where a manufacturing facility of a former boat manufacturing company was available for purchase. This provided Chaparral an opportunity to obtain additional manufacturing space and access to a trained work force. With almost 47 years of boatbuilding experience, Chaparral continues to improve the design and manufacturing of its product offerings to meet the growing needs of discriminating recreational boaters.

Robalo was founded in 1969 and its first boat was a 19-foot center console salt-water fishing boat, among the first of this type of boat to have an "unsinkable" hull. The Company believes that Robalo's share of the outboard sport fishing boat market is approximately two percent.

Products

Marine Products distinguishes itself by offering a wide range of products to the family recreational, cruiser and sport yacht markets through its Chaparral brand, and to the sport fishing market through its Robalo brand.

The following table provides a brief description of our product lines and their particular market focus:

Product Line	Number of Models	Overall Length	Approximate Retail Price Range	Description
Chaparral – H2O Sport Series	4	18′–19′	$24,000 – $39,000	Fiberglass multipurpose runabouts. Sport and Ski & Fish series offers an affordable, entry-level product with a national fixed retail price including a standard engine and single axle trailer. Marketed to both experienced and value-conscious buyers.
Chaparral – SSi Wide Tech™	6	20′–25′	$41,000 – $100,000	Fiberglass closed deck runabouts. Encompasses affordable, entry-level to mid-range and larger sportboats. Marketed as high value runabouts for family groups. Wide Tech™ is marketed as an affordable, entry-level to mid-range pleasure boat with the handling of a runabout, the style of a sportboat and the roominess of a cruiser.
Chaparral – SSX Sportdeck	5	26′–32′	$92,000 – $328,000	Fiberglass bowrider crossover sportboats that combine the ride of a sportboat and the usefulness of a deckboat. Marketed as high value runabouts for family groups.
Chaparral – Sunesta and Xtreme Tow Boat	8	20′–28′	$60,000 – $164,000	Fiberglass pleasure boats with a high-performance hull design and updated styling. Xtreme, with Wide Tech™ innovation, is marketed as a high-performance wakeboard/ski boat with technical features and styling that appeal to wakeboard and ski enthusiasts.
Chaparral – Signature Cruiser	6	27′–37′	$101,000 – $487,000	Fiberglass, accommodation-focused cruisers. Marketed to experienced boat owners through trade magazines and boat show exhibitions.
Chaparral – Premiere Sport Yacht	1	42′	$700,000 – $896,000	High value, fiberglass sport yacht with a Wide Tech™ bow design marketed to experienced boat owners through trade magazines and boat show exhibitions.
Robalo – Sport Fishing Boat	13	18′–30′	$28,000 – $301,000	Sport fishing boats for large freshwater lakes or saltwater use. Marketed to experienced fishermen. For the 2013 model year, two models are marketed to first-time and value-conscious buyers with a national fixed retail price and standard features.

Manufacturing

Marine Products' manufacturing facilities are located in Nashville, Georgia and Valdosta, Georgia. The Company idled its plant located in Valdosta, Georgia in response to declines in production volumes in a prior year. Marine Products utilizes five different plants to, among other things, manufacture interiors, design new models, create fiberglass hulls and decks, and assemble various end products. Quality control is conducted throughout the manufacturing process. The Company's manufacturing operations are ISO 9001: 2008 certified, which is an international designation of design, manufacturing, and customer service processes. ISO 9001: 2008 surpasses previous ISO designations. Management believes Chaparral is the third largest sterndrive boat manufacturing brand to hold the ISO 9001: 2008 certification. When fully assembled and inspected, the boats are loaded onto either company-owned trailers or third-party marine transport trailers for delivery to dealers. The manufacturing process begins with the design of a product to meet dealer and customer needs. Plugs are constructed in the research and development phase from designs. Plugs are used to create a mold from which prototype boats can be built. Adjustments are made to the plug design until acceptable parameters are met. The final plug is used to create the necessary number of production molds. Molds are used to produce the fiberglass hulls and decks. Fiberglass components are made by applying the outside finish or gel coat to the mold, then numerous layers of fiberglass and resin are applied during the lamination process over the gel coat. After curing, the hull and deck are removed from the molds and are trimmed and prepared for final assembly, which includes the installation of electrical and plumbing systems, engines, upholstery, accessories and graphics.

Product Warranty

For most of our Chaparral products, Marine Products provides a lifetime limited structural hull warranty against defects in material and workmanship for the original purchaser, and a five-year limited structural hull warranty for one subsequent owner. Additionally, a non-transferable five-year limited structural deck warranty against defects in materials and workmanship is available to the original owner. Warranties on additional items are provided for periods of one to five years.

For our Chaparral Premiere model, Marine Products provides a transferable five-year limited structural hull and deck warranty against defects in material and workmanship for the original and one subsequent owner. A one-year limited warranty is available on most other components to the original owner and one subsequent owner along with warranties on some additional items ranging from one to five years.

For our Robalo products, Marine Products provides a transferable ten-year limited structural hull warranty against defects in material and workmanship to the original owner, and a five-year limited hull warranty to one subsequent owner. Additionally, Marine Products provides a transferable one-year limited warranty on other components.

The engine manufacturers for our Robalo and Chaparral products warrant engines included in the boats as well.

Suppliers

Marine Products' two most significant components used in manufacturing its boats, based on cost, are engines and fiberglass. For each of these, there is currently an adequate supply available in the market. Marine Products has not experienced any material shortages in any of these products. Temporary shortages, when they do occur, usually involve manufacturers of these products adjusting model mixes, introducing new product lines or limiting production in response to an industry-wide reduction in boat demand. Marine Products obtains most of its fiberglass from a leading domestic supplier. Marine Products believes that there are several alternative suppliers if this supplier fails to provide adequate quality or quantities at acceptable prices.

Marine Products does not manufacture the engines installed in its boats. Engines are generally specified by the dealers at the time of ordering, usually on the basis of anticipated customer preferences or actual customer orders. Sterndrive engines are purchased through the American Boatbuilders Association ("ABA"), which has entered into engine supply arrangements with Mercury Marine and Volvo Penta, the two currently existing suppliers of sterndrive engines. These arrangements contain incentives and discount provisions, which may reduce the cost of the engines purchased, if specified purchase volumes are met during specified periods of time. Although no minimum purchases are required, Marine Products expects to continue purchasing sterndrive engines through the ABA on a voluntary basis in order to receive volume-based purchase discounts. Marine Products does not have a long-term supply contract with the ABA. Marine Products has an outboard engine supply contract with Yamaha. This engine supply arrangement was not negotiated through the ABA. In the event of a sudden and extended interruption in the supply of engines from these suppliers, our sales and profitability could be negatively impacted. See "Risk Factors" below.

Marine Products uses other raw materials in its manufacturing processes. Among these are stainless steel, copper and resins made from hydrocarbon feedstocks. In response to global economic uncertainties, the prices of these commodities have fluctuated significantly over the past several years. During 2011 and 2012, these prices stabilized, but at historically high levels. See "Inflation" below.

Sales and Distribution

Domestic sales are made through approximately 74 Chaparral dealers, 16 Robalo dealers and 45 dealers that sell both brands located in markets throughout the United States. Marine Products also has 69 international dealers. During 2012 the financial strength of our dealer network improved due to lower field inventories and improved availability of floorplan financing. Most of our dealers inventory and sell boat brands manufactured by other companies, including some that compete directly with our brands. The territories served by any dealer are not exclusive to the dealer; however, Marine Products uses discretion in establishing relationships with new dealers in an effort to protect the mutual interests of the existing dealers and the Company. Marine Products' seven independent field sales representatives call upon existing dealers and develop new dealer relationships. The field sales representatives are directed by a National Sales Coordinator, who is responsible for developing a full dealer distribution network for the Company's products. The marketing of boats to retail customers is primarily the responsibility of the dealer. Marine Products supports dealer marketing efforts by supplementing local advertising, sales and marketing follow up in boating magazines, and participation in selected regional, national, and international boat show exhibitions. No single dealer accounted for more than 10 percent of net sales during 2012, 2011 or 2010.

Marine Products continues to seek new dealers in many areas throughout the U.S., Europe, South America, Asia, Russia and the Middle East. In general, Marine Products requires payment in full before it will ship a boat overseas. Consequently, there is no credit risk associated with its international sales or risk related to foreign currency fluctuation. The volume of sales to international dealers as a percentage of total net sales declined in 2012 compared to 2011 due to the persistent economic crisis primarily in Europe. International sales demand is also affected by the value of the U.S. dollar relative to other currencies. International net sales as a percentage of total net sales were 20.3 percent in 2012, 21.4 percent in 2011, and 30.5 percent in 2010.

Marine Products' sales orders are indicators of strong interest from its dealers. Historically, dealers have in most cases taken delivery of all their orders. The Company attempts to ensure that its dealers do not accept an excessive amount of inventory by monitoring their inventory levels. Knowledge of inventory levels at the individual dealers facilitates production scheduling with shorter lead times in order to maintain flexibility in the event that adjustments need to be made to dealer shipments. In the past, Marine Products has been able to resell any boat for which an order has been cancelled.

Approximately 67 percent of Marine Products' domestic shipments are made pursuant to "floor plan financing" programs in which Marine Products' subsidiaries participate on behalf of their dealers with major third-party financing institutions. The remaining dealers finance their boat inventory with smaller regional financial institutions in local markets or pay cash. Under these established arrangements with qualified lending institutions, a dealer establishes a line of credit with one or more of these lenders for the purchase of boat inventory for sales to retail customers in their showroom or during boat show exhibitions. In general, when a dealer purchases and takes delivery of a boat pursuant to a floor plan financing arrangement, it draws against its line of credit and the lender pays the invoice cost of the boat directly to Marine Products generally within 5 business days. When the dealer in turn sells the boat to a retail customer, the dealer repays the lender, thereby restoring its available credit line. Each dealer's floor plan credit facilities are secured by the dealer's inventory, letters of credit, and perhaps other personal and real property. Until recently, most dealers maintained financing arrangements with more than one lender, although that is less common at the present time, given that there are fewer lenders. In connection with a dealer's floor plan financing arrangements with a qualified lending institution, Marine Products or its subsidiaries have agreed to repurchase inventory which the lender repossesses from a dealer and returns to Marine Products in a "new and unused" condition subject to normal wear and tear, as defined. The contractual agreements that Marine Products or its subsidiaries have with these qualified lenders contain the Company's assumption of specified percentages of the debt obligation on repossessed boats, up to certain contractually determined dollar limits set by the lender.

The Company currently has an agreement with one of the floor plan lenders whereby the contractual repurchase amount is limited to a maximum of 15 percent of the average net receivables financed by the floor plan lender for our dealers during the prior 12 month period, which was $5.3 million as of December 31, 2012. The Company has contractual repurchase agreements with additional lenders with an aggregate maximum repurchase obligation of approximately $5.4 million, with various expiration and cancellation terms of less than one year. The aggregate repurchase obligation with all financing institutions was approximately $10.7 million as of December 31, 2012. In the event that a dealer defaults on a credit line, the qualified lender may then invoke the manufacturers' repurchase obligation with respect to that dealer. In that event, all repurchase agreements of all manufacturers supplying a defaulting dealer are generally invoked regardless of the boat or boats with respect to which the dealer has defaulted. Unlike Marine Products' obligation to repurchase boats repossessed by qualified lenders, Marine Products is under no obligation to repurchase boats directly from dealers. Marine Products does not sponsor financing programs to the consumer; any consumer financing promotions for a prospective boat purchaser would be the responsibility of the dealer.

Marine Products' dealer sales incentive programs are generally designed to promote early replenishment of the stock in dealer inventories depleted throughout the prime spring and summer selling seasons, and to promote the sales of older models in dealer inventory and particular models during specified periods. These programs help to stabilize Marine Products' manufacturing between the peak and off-peak periods, and promote sales of certain models. For the 2013 model year (which commenced July 1, 2012), Marine Products offered its dealers several sales incentive programs based on dollar volumes and timing of dealer purchases. Program incentives offered include sales discounts, retail sales incentives and payment of floor plan financing interest charged by qualified floor plan lenders to dealers generally through May 1, 2013. After the interest payment programs end, interest costs revert to the dealer at rates set by the lender. A dealer makes periodic curtailment payments (principal payments) on outstanding obligations against its dealer inventory as set forth in the floor plan financing agreements between the dealer and its particular lender.

We believe that our dealers' inventories of our boat models are appropriate relative to the current level of customer demand; 64 percent of dealers' inventories are 2013 model year units. The sales order backlog as of December 31, 2012 was approximately 809 boats with estimated net sales of approximately $29.4 million. This represents an approximate 11.6 week backlog based on recent production levels. As of December 31, 2011, the sales order backlog was approximately 900 boats with estimated net sales of $34.9 million, representing an approximate 14 week backlog. The Sales order backlog at December 31, 2011 reflected the significant number of dealer orders obtained upon the successful introduction of the new entry level models in the fourth quarter of 2011. The Company will continue to monitor the number of boats in dealer inventory and is prepared to adjust its production levels as it deems necessary to manage dealer inventory levels. The Company typically does not manufacture a significant number of boats for its own inventory. The Company occasionally manufactures boats for its own inventory because the number of boats required for immediate shipment is not always the most efficient number of boats to produce in a given production schedule.

Research and Development

Essentially the same technologies and processes are used to produce fiberglass boats by all boat manufacturers. The most common method is open-face molding. This is usually a labor-intensive, manual process whereby employees hand spray and apply fiberglass and resin in layers on open molds to create boat hulls, decks and other smaller fiberglass components. This process can result in inconsistencies in the size and weight of parts, which may lead to higher warranty costs. A single open-face mold is typically capable of producing approximately three hulls per week.

Marine Products has been a leading innovator in the recreational boating industry. One of the Company's most innovative designs is the full-length "Extended V-Plane" running surface on its Chaparral boat models. Typically, sterndrive boats have a several foot gap on the bottom rear of the hull where the engine enters the water. With the Extended V-Plane, the running surface extends the full length to the rear of the boat. The benefit of this innovation is more deck space, better planning performance and a more comfortable ride. Although the basic hull designs are similar, the Company has historically introduced a variety of new models each year and periodically replaces, updates or discontinues existing models.

Another hull design is the Hydro Lift™ used on the Robalo boat models. This variable dead rise hull design provides a smooth ride in rough water conditions. It increases the maximum speed obtainable by a given engine horsepower and weight of the boat. Robalo's current models utilize the Hydro Lift™ design and we plan to continue to provide this design on Robalo models.

A bow design known as the Wide Tech™ was first used on the Chaparral Sunesta Wide Tech™ and Xtreme models for the 2008 model year, and is currently being used on Chaparral's Premiere Sport Yacht, SSi Wide Tech™ Sport Boats, Sunesta Sportdecks, Xtreme Tow Boats and two Signature Cruisers. The Wide Tech™ bow design allows the models to have the Extended V-Plane hull, with the features and benefits that this hull design offers. In addition, the Wide Tech™ bow design provides a larger seating area, as well as additional storage space, in the front of the boat. Furthermore, it allows the models to have a non-skid walkway on the bow, which makes entering and leaving the boat easier than in other boat models. This bow design may be incorporated on other Chaparral boat models in subsequent model years.

In support of its new product development efforts, Marine Products incurred research and development costs of $768 thousand in 2012, $789 thousand in 2011, and $489 thousand in 2010.

Industry Overview

The recreational marine market in the United States is a mature market, with 2011 (latest data available to us) retail expenditures of approximately $32 billion spent on new and used boats, motors and engines, trailers, accessories and other associated costs as estimated by the National Marine Manufacturers Association ("NMMA"). Pleasure boats compete for consumers' limited free time with all other leisure activities.

The NMMA conducts various surveys of pleasure boat industry trends, and the most recent surveys indicate that 83 million adults in the United States participated in recreational boating in 2011, an increase of 11 percent compared to the prior year, although non-active boat owners cite lack of leisure time and increased operational and fuel costs as the primary reasons for not using their boats. A higher percentage of American consumers participated in recreational boating in 2011 than in any year since 1997. There are currently approximately 16 million boats owned in the United States, including outboard, inboard, sterndrive, sailboats, personal watercraft, and miscellaneous (canoes, kayaks, rowboats, etc.). Marine Products competes in the sterndrive and inboard boating category with its seven lines of Chaparral boats, and in the outboard boating category with its Robalo sport fishing boats. Approximately 85 percent of the Company's unit sales are sterndrive boats.

Industry sales of new sterndrive boats in the United States during 2012 totaling 13,959 (source: Info-Link Technologies, Inc.) accounted for approximately 28 percent of the total new fiberglass powerboats sold between 18 and 35 feet in hull length. Sales of sterndrive boats had an estimated total retail value of $708 million, or an average retail price per boat of approximately $51,000. Management believes that the five largest states for boat sales at the present time are Florida, Texas, Michigan, New York and Louisiana. Marine Products has dealers in each of these states.

The U.S. domestic recreational boating industry includes sales in the segments of new and used boats, motors and engines, trailers, and other boat accessories. The new fiberglass boat market segment with hull lengths of 18 to 35 feet, the primary market segment in which Marine Products competes, represented $2.1 billion in retail sales during 2012. The table below reflects the estimated sales within this segment by category for 2012 and 2011 (source: Info-Link Technologies, Inc.):

	2012		2011	
	Boats	Sales ($ B)	Boats	Sales ($ B)
Sterndrive Boats	13,959	$0.7	14,412	$0.7
Outboard Boats	26,209	0.9	23,125	0.7
Inboard Boats	5,694	0.4	5,180	0.3
Jet Boats	3,558	0.1	2,588	0.1
TOTAL	49,420	$2.1	45,305	$1.8

Chaparral's products are categorized as sterndrive and inboard boats and Robalo's products are categorized as outboard boats. As shown in the table above, the sterndrive boats segment was the only segment that experienced a decline in unit sales between 2011 and 2012.

The recreational boat manufacturing market remains highly fragmented with the exception of Brunswick Corporation, which has acquired and currently operates a number of recreational boat brands. We estimate that the boat manufacturing industry includes approximately 70 sterndrive manufacturers and over 200 outboard boat manufacturers, with the majority representing small, privately held companies with varying degrees of professional management and manufacturing skill. According to estimates provided by Statistical Surveys, Inc., during the nine months ended September 30, 2012 (latest information available), the top five sterndrive manufacturers, which includes Chaparral, have a market share of approximately 56 percent, an increase of two percentage points compared to the same time last year. Chaparral's market share in units during this 9 month period was 11.7 percent, which represents a significant increase of approximately 3.4 percentage points compared to 8.3 percent during the 12 months ended December 31, 2011. The Company believes that this significant improvement in market share is due primarily to the success of our value-priced Chaparral H2O models, which are 18 or 19 feet in length.

Several factors influence sales trends in the recreational boating industry, including general economic growth, consumer confidence, household incomes, the availability and cost of financing for our dealers and customers, weather, fuel prices, tax laws, demographics and consumers' leisure time. Also, the value of residential and vacation real estate in coastal and recreational areas influences recreational boat sales. The most recent NMMA surveys indicate that participation in recreational boating has increased, that many boaters participate in boating by using another person's boat, and that retirements of used boats have reduced the size of the total recreational boat fleet. These factors are positive indicators for near-term boat sales. However, these surveys also indicate that many past boating participants do not currently participate in boating because of high costs and a lack of leisure time. The increases in the cost of certain components, operating costs, and the impact of environmental regulation have increased the cost of boats in recent years, and these trends may continue. Competition from other leisure and recreational activities for available leisure time can also affect sales of recreational boats.

Management believes Marine Products is well positioned to take advantage of the following conditions, which continue to characterize the industry:

- labor-intensive manufacturing processes that remain largely unautomated;
- increasingly strict environmental standards derived from governmental regulations and customer sensitivities;

- a lack of focus on coordinated customer service and support by dealers and manufacturers;
- a lack of financial strength among retail boat dealers and many manufacturers; and
- a high degree of fragmentation and competition among the large number of sterndrive and outboard recreational boat manufacturers.

Business Strategies

Recreational boating is a mature industry. According to Info-Link Technologies, Inc., sales of sterndrive boats declined at a compounded annual rate of approximately 6 percent between 2009 and 2012. During this period, Marine Products experienced a compounded annual growth rate of approximately 52 percent in the number of boats sold. The Company has historically grown its boat sales and net sales primarily through increasing market share and by expanding its number of models and product lines. During 2012 the Company's strategy has been to support our dealers' need to maintain a higher level of inventories than in previous years, given relatively stable retail demand and an improved dealer financing environment. At the end of 2012, the Company's dealer inventories were approximately 52 percent higher than they were at the end of 2011, and our unit order backlog remained strong. We believe that higher inventories and the current unit order backlog are appropriate relative to expected retail demand during the 2013 retail selling season. Chaparral has grown its sterndrive market share in the 18 to 35 feet length category from 5.9 percent in fiscal 1996 to 11.7 percent during the nine months ended September 30, 2012 (the most recent information available to us from Statistical Surveys, Inc.). Our market share increased across the breadth of our model sizes during 2012, although market share increased at a higher rate among our smaller boat models.

During 2011 Marine Products developed several new Chaparral and Robalo models for the 2012 model year which address the market for entry-level, value-priced boats. These models, the Chaparral H2O Sport and Fish & Ski Boats and the Robalo R180 and R200, are affordable models with a small number of standard features. These models also carry nationally advertised fixed pricing and include a trailer. Marine Products developed these models in order to increase unit sales in a segment in which the Company has an opportunity to increase market share and improve profitability. Furthermore, we hope to capture additional market share as purchasers of these entry-level models purchase larger Chaparral or Robalo models in the future. During 2012, sales of these models were responsible for increases in our net sales, gross profit, operating profit, and net income. They were also responsible for our significant increases in market share. Chaparral's market share in the 18 to 19 foot category increased approximately 8 percentage points in 2012.

These new models align with Marine Products' overall operating strategy, which emphasizes innovative designs and manufacturing processes, and the production of a high quality product, while also seeking to lower manufacturing costs through increased efficiencies in our facilities. In the current environment, this strategy also includes the production of lower-priced, entry level models which appeal to a value-conscious consumer who wants an updated, high quality product. In addition, we seek opportunities to leverage our buying power through economies of scale. Management believes its membership in the ABA positions Marine Products as a significant third-party customer of major suppliers of sterndrive engines. Marine Products' Chaparral subsidiary is a founding member of the ABA, which collectively represents 12 independent boat manufacturers that have formed a buying group to pool their purchasing power in order to achieve improved pricing on engines, fiberglass, resin and many other components. Marine Products intends to continue seeking the most advantageous purchasing arrangements from its suppliers.

Our marketing strategy seeks to increase market share by enabling Marine Products to expand its presence by building dedicated sales, marketing and distribution systems. Marine Products has a distribution network of 204 dealers located throughout the United States and several international markets. Our strategy is to increase selectively the quantity of our dealers, and to improve the quality and effectiveness of our entire dealer network. We have implemented a marketing program for potential new dealers which emphasizes our financial strength and product quality as an alternative to many other manufacturing organizations which are less financially stable. As a result of this program, we believe that we gained a number of new, strong dealers who approached us because the manufacturer of products they carried became insolvent or ceased production. Marine Products seeks to capitalize on its strong dealer network by educating its dealers on the sales and servicing of our products and helping them provide more comprehensive customer service, with the goal of increasing customer satisfaction, customer retention and future sales. Marine Products provides promotional and incentive programs to help its dealers increase product sales and customer satisfaction.

A component of Marine Products' overall strategy is to consider making strategic acquisitions in order to complement existing product lines, expand its geographic presence in the marketplace and strengthen its capabilities depending upon availability, price and complementary product lines. We constantly review potential acquisition targets and intend to continue doing so in the future.

Competition

The recreational boat industry is highly fragmented, resulting in intense competition for customers, dealers and boat show exhibition space. There is significant competition both within markets we currently serve and in new markets that we may enter. Marine Products' brands compete with several large national or regional manufacturers that have substantial financial, marketing and other resources. However, we believe that our corporate infrastructure and marketing and sales capabilities, in addition to our financial strength, and our nationwide presence, enable us to compete effectively against these companies. In each of our markets, Marine Products competes on the basis of responsiveness to customer needs, the quality and range of models offered, and the competitive pricing of those models. Additionally, Marine Products faces general competition from all other recreational businesses seeking to attract consumers' leisure time and discretionary spending dollars.

According to Statistical Surveys, Inc., the following is a list of the top ten (largest to smallest) sterndrive boat manufacturers in the United States based on unit sales in 2012. According to Statistical Surveys, Inc., the companies set forth below represent approximately 78 percent of all United States retail sterndrive boat registrations with hull lengths of 18 to 35 feet for the nine months ended September 30, 2012.

1. Sea Ray *
2. Bayliner *
3. Chaparral
4. Tahoe
5. Cobalt
6. Crownline
7. Stingray
8. Regal
9. Glastron
10. Four Winns

The outboard engine powered market has a large breadth and depth, accounting for approximately 53 percent of traditional powerboat unit sales during 2012. Robalo's share of the outboard sport fishing boat market during the nine months ended September 30, 2012 was approximately two percent. Primary competitors for Robalo during 2012 included Ranger, Sea Hunt, Sea Fox, Grady-White, Boston Whaler*, Everglades and Parker.

* Division or subsidiary of Brunswick Corporation.

Environmental and Regulatory Matters

Certain materials used in boat manufacturing, including the resins used to make the decks and hulls, are toxic, flammable, corrosive, or reactive and are classified by the federal and state governments as "hazardous materials." Control of these substances is regulated by the Environmental Protection Agency ("EPA") and state pollution control agencies, which require reports and inspect facilities to monitor compliance with their regulations. The Occupational Safety and Health Administration ("OSHA") standards limit the amount of emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation. Marine Products' manufacturing facilities are regularly inspected by OSHA and by state and local inspection agencies and departments. Marine Products believes that its facilities comply in all material aspects with these regulations. Although capital expenditures related to compliance with environmental laws are expected to increase during the coming years, we do not currently anticipate that any material expenditure will be required to continue to comply with existing environmental or safety regulations in connection with our existing manufacturing facilities.

Recreational powerboats sold in the United States must be manufactured to meet the standards of certification required by the United States Coast Guard. In addition, boats manufactured for sale in the European Community must be certified to meet the European Community's imported manufactured products standards. These certifications specify standards for the design and construction of powerboats. All boats sold by Marine Products meet these standards. In addition, safety of recreational boats is subject to federal regulation under the Boat Safety Act of 1971. The Boat Safety Act requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. Marine Products has instituted recalls for defective component parts produced by other manufacturers. None of the recalls has had a material adverse effect on Marine Products.

The EPA has adopted regulations stipulating that many marine propulsion engines meet an air emission standard that requires fitting a catalytic converter to the engine. These regulations also require, among other things, that the engine manufacturer provide a warranty that the engine meets EPA emission standards. The majority of the engines used in Marine Products' Chaparral product line and all of the engines used in the Company's Robalo product line are subject to these regulations. These regulations are similar to regulations adopted by the California Air Resources Board in 2007, but apply to all U.S. states and territories. This regulation has increased the cost to manufacture the majority of the Company's boat products. The additional cost of complying with these EPA regulations may reduce Marine Products' profitability, because the Company may have to absorb the increased cost. It may also reduce Marine Products' net sales, because the increased cost of owning a boat may force consumers to buy a smaller or less expensive boat or forego a boat purchase, and because increased product cost will reduce the amount of inventory that Marine Products' dealers can carry, thus reducing retail consumers' choices.

Employees

As of December 31, 2012, Marine Products had approximately 590 employees (an increase from approximately 450 at December 31, 2011), of whom 6 were management, 37 were administrative and 7 were sales. Although the number of employees has increased in 2012 compared to 2011 in order to support increased production levels, the Company currently maintains a significantly smaller work force compared to years prior to 2009 in an effort to align costs with sales and consumer demand for our products.

None of Marine Products' employees are party to a collective bargaining agreement. Marine Products' entire workforce is currently employed in the United States and Marine Products believes that its relations with its employees are good.

Proprietary Matters

Marine Products owns a number of trademarks, trade names and patents that it believes are important to its business. Except for the Chaparral, Robalo and Wahoo! trademarks, however, Marine Products is not dependent upon any single trademark or trade name or group of trademarks or trade names. The Chaparral, Robalo and Wahoo! trademarks are currently registered in the United States. The current duration for such registration ranges from seven to 15 years but each registration may be renewed an unlimited number of times.

Several of Chaparral's and Robalo's designs are protected under the U.S. Copyright Office's Vessel Hull Design Protection Act. This law grants an owner of an original vessel hull design certain exclusive rights. Protection is offered for hull designs that are made available to the public for purchase provided that the application is made within two years of the hull design being made public. As of December 31,

2012, there were 22 Chaparral hull designs and four Robalo hull designs registered under the Vessel Hull Design Protection Act.

During 2008 Chaparral was granted a design patent on its Wide Tech™ hull design by the U.S. Patent and Trademark Office. The patent has a term of 14 years and protects the Wide Tech™ hull currently used on the Sunesta Wide Tech™ and Xtreme, 400 Premiere, SSi Wide Tech™ and two of its Signature Cruisers from being used by other pleasure boat manufacturers. Marine Products believes that this patent is important to its business.

Seasonality

Marine Products' quarterly operating results are affected by weather and general economic conditions. Quarterly operating results for the second quarter have historically recorded the highest sales volume for the year because this corresponds with the highest retail sales volume period. The results for any quarter are not necessarily indicative of results to be expected in any future period.

Inflation

The market prices of certain material and component costs used in manufacturing the Company's products, especially resins that are made with hydrocarbon feedstocks, copper and stainless steel, were very volatile as a result of the financial crisis of 2008, the ensuing global recession and the subsequent economic recovery. The prices of many of these commodities have stabilized, but at historically high levels. As a result, we believe that the Company will continue to incur high materials costs in 2013. We cannot be confident that the Company will be able to institute sufficient price increases to its dealers to compensate for these increased materials costs, or that the Company will be able to implement manufacturing strategies that will significantly reduce usage of raw materials that will compensate for these increased materials costs.

New boat buyers typically finance their purchases. Higher inflation typically results in higher interest rates that could translate into an increased cost of boat ownership. Should higher inflation and increased interest rates occur, prospective buyers may choose to forego or delay their purchases or buy a less expensive boat in the event that interest rates rise or credit is not available to finance their boat purchases.

Availability of Filings

Marine Products makes available free of charge on its website, www.marineproductscorp.com, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports on the same day as they are filed with the Securities and Exchange Commission.

Item 1A. Risk Factors

Economic Conditions, Availability of Credit and Consumer Confidence Levels Affect Marine Products' Sales Because Marine Products' Products are Purchased with Discretionary Income

During an economic recession or when an economic recession is perceived as a threat, Marine Products will be adversely affected as consumers have less discretionary income or are more apt to save their discretionary income rather than spend it. During times of global political or economic uncertainty, Marine Products will be negatively affected to the extent consumers forego or delay large discretionary purchases pending the resolution of those uncertainties. The 2008 financial crisis and lingering recession may have long-term effects on consumer behavior with regard to pleasure boating as well. Financial market volatility may force consumers to delay retirement, or to choose more modest lifestyles when they do retire. In such a case, consumers may not purchase boats, may purchase boats later in their lives, or may purchase smaller or less expensive boats. Tight lending and credit standards, which until recently have been in use by lenders in the United States, can make loans for boats harder to secure, and such loans may carry unfavorable terms, which may force consumers to forego boat purchases. These factors have also resulted in the past, and may continue to result in the future, in a reduction in the quality and number of dealers upon which Marine Products relies to sell its products.

Marine Products Relies upon Third-Party Dealer Floor Plan Lenders Which Provide Financing to its Network of Independent Dealers

Marine Products sells its products to a network of independent dealers, most of whom rely on one or more third-party dealer floor plan lenders to provide financing for their inventory prior to its sale to retail customers. In general, this source of financing is vital to Marine Products' ability to sell products to its dealer network. The credit crisis and financial market volatility that occurred in late 2008 and extended into 2009 caused disruptions among dealer floor plan lenders and increased retail incentive costs to Marine Products. While dealer floor plan credit is currently available for many of our dealers during the 2013 model year, it is more costly than in prior years. This factor has increased the cost of financing for our dealers, thus reducing the amount of inventory they can carry. This factor negatively impacts Marine Products' sales and profitability.

Interest Rates and Fuel Prices Affect Marine Products' Sales

The Company's products are often financed by our dealers and the retail boat consumers. Higher interest rates increase the borrowing costs and, accordingly, the cost of doing business for dealers and the cost of boat purchases for consumers. Fuel costs can represent a large portion of the costs to operate our products. Therefore, higher interest rates and fuel costs can adversely affect consumers' decisions relating to recreational boating purchases.

Marine Products' Dependence on its Network of Independent Boat Dealers may Affect its Operating Results and Sales

Virtually all of Marine Products' sales are derived from its network of independent boat dealers. Marine Products has no long-term agreements with these dealers. Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality of available products, the price and value of the products, and attention to customer service. The Company faces intense competition from other recreational powerboat manufacturers in attracting and retaining independent boat dealers. The number of independent boat dealers supporting the Chaparral and Robalo trade names and the quality of their marketing and servicing efforts are essential to Marine Products' ability to generate sales. A deterioration in the number of Marine Products' network of independent boat dealers which occurred during the recent challenging selling environment, has had and could continue to have a material adverse effect on its boat sales. Marine Products' inability to attract new dealers and retain those dealers, or its inability to increase sales with existing dealers, could substantially impair its ability to execute its business plans.

Although Marine Products' management believes that the quality of its products and services in the recreational boating market should permit it to maintain its relationship with its dealers and its market position, there can be no assurance that Marine Products will be able to sustain its current sales levels. In addition, independent dealers in the recreational boating industry have experienced significant consolidation in recent years, which could result in the loss of one or more of Marine Products' dealers in the future if the surviving entity in any such consolidation purchases similar products from a Marine Products competitor.

Marine Products' Financial Condition and Operating Results may be Adversely Affected by Boat Dealer Defaults

The Company's products are sold through dealers and the financial health of these dealers is critical to the Company's continued success. The Company's results can be negatively affected if a dealer defaults because Marine Products or its subsidiaries may be contractually required to repurchase inventory up to certain limits, although for business reasons, the Company may decide to purchase additional boats in excess of this contractual obligation.

Marine Products' Ability to Adjust its Business Operations to Compensate for Reduced Sales of Boats may be Restricted in the Future

In 2008 Marine Products idled certain production facilities and reduced its number of employees to offset the impact that reduced net sales had on the Company's operating results and cash flows. As a result, the Company experienced lower rates of absorption of its fixed costs. The Company's sales improved in 2011 and 2012, thus increasing the rate of absorption of its fixed costs and improving operating and net income. Although the Company's unit sales have significantly improved, Marine Products still operates at levels which are significantly lower than its potential capacity. These lower operating levels may continue to have an adverse affect in 2013 and in future periods beyond 2013. In addition, the Company's ability to reduce its fixed costs in the future to respond to potential future reduced net sales is limited.

Marine Products' Sales are Affected by Weather Conditions

Marine Products' business is subject to weather patterns that may adversely affect its sales. For example, drought conditions, or merely reduced rainfall levels, or excessive rain, may close area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in some locations. Hurricanes and other storms could cause disruptions of our operations or damage to our boat inventories and manufacturing facilities.

Marine Products Encounters Intense Competition Which Affects our Sales and Profits

The recreational boat industry is highly fragmented, resulting in intense competition for customers, dealers and boat show exhibition space. This competition affects both the markets which we currently serve and new markets that we may enter in the future. We compete with several large national or regional manufacturers that have substantial financial, marketing and other resources.

Marine Products has Potential Liability for Personal Injury and Property Damage Claims

The products we sell or service may expose Marine Products to potential liabilities for personal injury or property damage claims relating to the use of those products. Historically, the resolution of product liability claims has not materially affected Marine Products' business. Marine Products maintains product liability insurance that it believes to be adequate. However, there can be no assurance that Marine Products will not experience legal claims in excess of its insurance coverage or that claims will be covered by insurance. Furthermore, any significant claims against Marine Products could result in negative publicity, which could cause Marine Products' sales to decline.

Because Marine Products Relies on Third-party Suppliers, Marine Products may be Unable to Obtain Adequate Raw Materials and Components

Marine Products is dependent on third-party suppliers to provide raw materials and components essential to the construction of its various powerboats. Especially critical are the availability and cost of marine engines and commodity raw materials used in the manufacture of Marine Products' boats. While Marine Products' management believes that supplier relationships currently in place are sufficient to provide the materials necessary to meet present production demands, there can be no assurance that these relationships will continue, that these suppliers will remain in operation given the extended business downturn in the recreational boating industry or that the quantity or quality of materials available from these suppliers will be sufficient to meet Marine Products' future needs. Disruptions in current supplier relationships or the inability of Marine Products to continue to purchase construction materials in sufficient quantities and of sufficient quality at acceptable prices to meet ongoing production schedules could cause a decrease in sales or a sharp increase in the cost of goods sold. Additionally, because of this dependence, the volatility in commodity raw materials or current or future price increases in construction materials or the inability of Marine Products' management to purchase materials required to complete its growth and acquisition strategies could cause a reduction in Marine Products' profit margins or reduce the number of boats Marine Products may be able to produce for sale.

Marine Products may be Unable to Identify, Complete or Successfully Integrate Acquisitions

Marine Products intends to pursue acquisitions and form strategic alliances that will enable Marine Products to acquire complementary skills and capabilities, offer new products, expand its customer base, and obtain other competitive advantages. There can be no assurance, however, that Marine Products will be able to successfully identify suitable acquisition candidates or strategic partners, obtain financing on satisfactory terms, complete acquisitions or strategic alliances, integrate acquired operations into its existing operations, or expand into new markets. Once integrated, acquired operations may not achieve anticipated levels of sales or profitability, or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management resources, and possible adverse effects on earnings and earnings per share resulting from increased interest costs, the issuance of additional securities, and difficulties related to the integration of the acquired business. The failure to integrate acquisitions successfully may divert management's attention from Marine Products' existing operations and may damage Marine Products' relationships with its key customers and suppliers.

Marine Products' Success will Depend on its key Personnel, and the Loss of any key Personnel may Affect its Powerboat Sales

Marine Products' success will depend to a significant extent on the continued service of key management personnel. The loss or interruption of the services of any senior management personnel or the inability to attract and retain other qualified management, sales, marketing and technical employees could disrupt Marine Products' operations and cause a decrease in its sales and profit margins.

Marine Products' Ability to Attract and Retain Qualified Employees is Crucial to its Results of Operations and Future Growth

Marine Products relies on the existence of an available hourly workforce to manufacture its products. As with many businesses, we are challenged at times to find qualified employees. There are no assurances that Marine Products will be able to attract and retain qualified employees to meet current and/or future growth needs.

If Marine Products is Unable to Comply with Environmental and Other Regulatory Requirements, its Business may be Exposed to Liability and Fines

Marine Products' operations are subject to extensive regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. While Marine Products believes that it maintains all requisite licenses and permits and is in compliance with all applicable federal, state and local regulations, there can be no assurance that Marine Products will be able to continue to maintain all requisite licenses and permits and comply with applicable laws and regulations. The failure to satisfy these and other regulatory requirements could cause Marine Products to incur fines or penalties or could increase the cost of operations. The adoption of additional laws, rules and regulations could also increase Marine Products' costs.

The U.S. Environmental Protection Agency (EPA) has adopted regulations affecting many marine propulsion engines. This regulation has increased the cost of boats subject to the regulation, which may either reduce the Company's profitability or reduce sales.

As with boat construction in general, our manufacturing processes involve the use, handling, storage and contracting for recycling or disposal of hazardous or toxic substances or wastes. Accordingly, we are subject to regulations regarding these substances, and the misuse or mishandling of such substances could expose Marine Products to liability or fines.

Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby reducing future sales.

Marine Products' Stock Price has been Volatile

Historically, the market price of common stock of companies engaged in the discretionary consumer products industry has been highly volatile. Likewise, the market price of our common stock has varied significantly in the past. In addition, the availability of Marine Products common stock to the investing public is limited to the extent that shares are not sold by the executive officers, directors and their affiliates, which could negatively impact the trading price of Marine Products' common stock, increase volatility and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a substantial portion of their shares could also negatively affect the trading price of Marine Products' common stock.

Marine Products' Management has a Substantial Ownership Interest; Public Stockholders may have no Effective Voice in Marine Products' Management

The Company has elected the "Controlled Corporation" exemption under Rule 303A of the New York Stock Exchange ("NYSE") Company Guide. The Company is a "Controlled Corporation" because a group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother, Gary W. Rollins, who is also a director of the Company, and certain companies under their control, controls in excess of fifty percent of the Company's voting power. As a "Controlled Corporation," the Company need not comply with certain NYSE rules including those requiring a majority of independent directors.

Marine Products' executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 73 percent of Marine Products' outstanding shares of common stock. As a result, these stockholders effectively control the operations of Marine Products, including the election of directors and approval of significant corporate transactions such as acquisitions. This concentration of ownership could also have the effect of delaying or preventing a third-party from acquiring control of Marine Products at a premium.

Provisions in Marine Products' Certificate of Incorporation and Bylaws may Inhibit a Takeover of Marine Products

Marine Products' certificate of incorporation, bylaws and other documents contain provisions including advance notice requirements for stockholder proposals and staggered terms of office for the Board of Directors. These provisions may make a tender offer, change in control or takeover attempt that is opposed by Marine Products' Board of Directors more difficult or expensive.

The Market Prices of Marine Products' Marketable Securities may Become Volatile due to the Downgrading of Insurance Companies Which Insure Some of These Marketable Securities as well as the Overall Financial Difficulties of Some of the Issuers of These Marketable Securities

Marine Products maintains a diversified portfolio of short-duration, investment-grade municipal debt securities held in safekeeping by a large, well-capitalized financial institution. Our investment manager selects securities based on underlying credit quality as disclosed by various rating agencies as well as specific analysis of specific municipal issuers. Our investment manager selects securities based on underlying credit quality rather than relying on credit insurance, and all of our insured securities carry underlying credit ratings which are investment grade and meet our investment criteria. Many municipal governments are currently struggling with lower tax revenues and budgets. While our investment manager does not believe that there is significant risk of default of any securities within our portfolio of marketable securities, market prices of these marketable securities may be volatile during such periods of uncertainty.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Marine Products' corporate offices are located in Atlanta, Georgia. These offices are currently shared with RPC and are leased. The monthly rent paid is allocated between Marine Products and RPC. Under this arrangement, Marine Products pays approximately $2,000 per month in rent. Marine Products may cancel this arrangement at any time after giving a 30 day notice.

Chaparral owns and maintains approximately 1,012,000 square feet of space utilized for manufacturing, research and development, warehouse, and sales office and operations in Nashville, Georgia. In addition, the Company owns 83,000 square feet of manufacturing space at the Robalo facility in Valdosta, Georgia. During 2008, the Robalo facility was temporarily idled and production of these boats was moved to the Nashville facility. There are no plans or current intentions to dispose of the facilities in Valdosta, Georgia. The Company also leases 111,000 square feet of warehouse space in Nashville, Georgia under a long-term arrangement expiring in 2018. Marine Products' total square footage under roof is allocated as follows: manufacturing — 712,000, research and development — 68,500, warehousing — 294,500, office and other — 131,400.

Item 3. Legal Proceedings

Marine Products is involved in litigation from time to time in the ordinary course of its business. Marine Products does not believe that the ultimate outcome of such litigation will have a material adverse effect on its liquidity, financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

Item 4A. Executive Officers of the Registrant

Each of the executive officers of Marine Products was elected by the Board of Directors to serve until the Board of Directors' meeting immediately following the next annual meeting of stockholders or until his or her earlier removal by the Board of Directors or his or her resignation. The following table lists the executive officers of Marine Products and their ages, offices, and date first elected to office.

Name and Office with Registrant	Age	Date First Elected to Present Office
R. Randall Rollins (1) Chairman of the Board	81	2/28/01
Richard A. Hubbell (2) President and Chief Executive Officer	68	2/28/01
James A. Lane, Jr. (3) Executive Vice President and President of Chaparral Boats, Inc.	70	2/28/01
Linda H. Graham (4) Vice President and Secretary	76	2/28/01
Ben M. Palmer (5) Vice President, Chief Financial Officer and Treasurer	52	2/28/01

(1) R. Randall Rollins began working for Rollins, Inc. (consumer services) in 1949. At the time of the spin-off of RPC from Rollins, Inc. in 1984, Mr. Rollins was elected Chairman of the Board and Chief Executive Officer of RPC. He remains Chairman of RPC and stepped down from the position of Chief Executive Officer effective in 2003. He has served as Chairman of the Board of Marine Products since 2001 and Chairman of the Board of Rollins, Inc. since 1991. He is also a director of Dover Downs Gaming and Entertainment, Inc. and Dover Motorsports, Inc.

(2) Richard A. Hubbell has been the President and Chief Executive Officer of Marine Products since it was spun off in 2001. He has also been President of RPC since 1987 and its Chief Executive Officer since 2003. Mr. Hubbell serves on the Board of Directors for both of these companies.

(3) James A. Lane, Jr. has held the position of President of Chaparral Boats (formerly a subsidiary of RPC) since 1976. Mr. Lane has been Executive Vice President and Director of Marine Products since it was spun off in 2001. He is also a director of RPC and has served in that capacity since 1987.

(4) Linda H. Graham has been Vice President and Secretary of Marine Products since it was spun off in 2001, and Vice President and Secretary of RPC since 1987. Ms. Graham serves on the Board of Directors for both of these companies.

(5) Ben M. Palmer has been Vice President, Chief Financial Officer and Treasurer of Marine Products since it was spun off in 2001 and has served the same roles at RPC since 1996.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Marine Products' common stock is listed for trading on the New York Stock Exchange under the symbol "MPX." As of February 15, 2013, there were 38,104,520 shares of common stock outstanding.

At the close of business on February 15, 2013, there were approximately 1,990 beneficial holders of record of the Company's common stock. The high and low prices of Marine Products' common stock and dividends paid for each quarter in the years ended December 31, 2012 and 2011 were as follows:

	2012			2011		
Quarter	High	Low	Dividends	High	Low	Dividends
First	$6.75	$4.95	$0.02	$7.95	$6.41	$0.00
Second	6.30	4.96	0.02	8.04	5.11	0.00
Third	6.18	5.01	0.02	6.82	3.42	0.00
Fourth	6.25	5.10	0.57	6.09	3.22	0.00

In December 2012, in addition to the quarterly dividend of $0.02 per share, the board of directors approved a special year-end dividend of $0.55 per share. On January 23, 2013, the Board of Directors voted to increase the quarterly cash dividend to $0.03 per share to common stockholders. The company expects to continue to pay cash dividends to the common stockholders, subject to the earnings and financial condition of the Company and other relevant factors.

Issuer Purchases of Equity Securities

In accordance with actions by the Company's Board of Directors, an aggregate of 8,250,000 shares have been authorized for repurchase in connection with a stock buyback program announced in 2001, and subsequent increases to this program announced in 2005 and 2008. These programs do not have predetermined expiration dates. There were 102,628 shares repurchased in the open market during 2012. As of December 31, 2012, a total of 3,222,215 shares remain available for repurchase under these programs.

Performance Graph

The following graph shows a five-year comparison of the cumulative total stockholder return based on the performance of the stock of the Company, assuming dividend reinvestment, as compared with both a broad equity market index and an industry or peer group index. The indices included in the following graph are the Russell 2000 Index ("Russell 2000") and a peer group which includes companies that are considered peers of the Company ("Peer Group"). The companies included in the Peer Group have been weighted according to each respective issuer's stock market capitalization at the end of each year. The companies are Brunswick Corporation and MarineMax, Inc.

The Russell 2000 is used because the Company is a component of the Russell 2000, and because the Russell 2000 is a stock index representing small capitalization U.S. stocks. During 2012 the components of the Russell 2000 had a weighted average market capitalization in 2012 of $1.3 billion, and a median market capitalization of $510 million.

The graph below assumes the value of $100.00 invested on December 31, 2007.


COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
160
140
120
100
80
60
40
20
-
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
Marine Products Corporation Common Stock
Peer Group
Russell 2000 Index
*Assumes Reinvestment of Dividends

Item 6. Selected Financial Data

The following table summarizes certain selected financial data of Marine Products. The historical information may not be indicative of Marine Products' future results of operations. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this document.

	Years Ended December 31, (In thousands, except share, per share and employee data)				
	2012	2011	2010	2009	2008
Statement of Operations Data:					
Net sales	$ 148,950	$ 106,437	$ 101,011	$ 39,439	$ 175,622
Cost of goods sold	121,746	86,931	83,298	45,996	143,677
Gross profit (loss)	27,204	19,506	17,713	(6,557)	31,945
Selling, general and administrative expenses	18,443	14,130	13,993	12,606	23,146
Operating income (loss)	8,761	5,376	3,720	(19,163)	8,799
Interest income	960	997	1,172	1,663	2,420
Other income (1)	—	2,025	—	—	—
Income (loss) before income taxes	9,721	8,398	4,892	(17,500)	11,219
Income tax provision (benefit)	2,742	1,667	1,039	(6,807)	3,633
Net income (loss)	$ 6,979	$ 6,731	$ 3,853	$(10,693)	$ 7,586
Earnings (loss) per share:					
Basic	$ 0.19	$ 0.19	$ 0.11	$ (0.30)	$ 0.21
Diluted	$ 0.19	$ 0.18	$ 0.11	$ (0.30)	$ 0.21
Dividends paid per share	$ 0.63	$ 0.00	$ 0.00	$ 0.01	$ 0.26
Other Financial and Operating Data:					
Gross profit (loss) margin percent	18.3%	18.3%	17.5%	(16.6)%	18.2%
Operating margin percent	5.9%	5.1%	3.7%	(48.6)%	5.0%
Net cash provided by (used for) operating activities	$ 8,182	$ 3,296	$ 10,879	$ (9,036)	$ 14,045
Net cash provided by (used for) investing activities	16,811	(11,559)	(3,718)	7,416	(2,255)
Net cash used for financing activities	(24,301)	(316)	(199)	(429)	(10,401)
Capital expenditures	$ 354	$ 357	$ 191	$ 85	$ 329
Employees at end of year	587	450	358	307	441
Factory and administrative space at end of year (square ft.)	1,205	1,205	1,205	1,205	1,205
Balance Sheet Data at end of year:					
Cash and cash equivalents	$ 1,648	$ 956	$ 9,535	$ 2,573	$ 4,622
Marketable securities — current	1,150	12,402	12,826	23,328	8,799
Marketable securities — non-current	35,773	41,699	30,007	16,117	37,953
Inventories	28,159	24,907	21,882	19,487	22,453
Working capital	22,789	32,301	37,773	46,065	32,992
Property, plant and equipment, net	11,470	11,884	12,416	13,310	14,579
Total assets	97,315	110,837	102,809	98,249	110,293
Total stockholders' equity	$ 77,747	$ 93,418	$ 86,305	$ 81,512	$ 90,789

(1) Other income for 2011 is comprised of a tax-free gain from an employee benefit plan financing arrangement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based upon and should be read in conjunction with "Selected Financial Data" and "Financial Statements and Supplementary Data." See also "Forward-Looking Statements" on page 8.

Overview

Marine Products, through our wholly owned subsidiaries Chaparral and Robalo, is a leading manufacturer of recreational fiberglass powerboats. Our sales and profits are generated by selling the products that we manufacture to a network of independent dealers who in turn sell the products to retail consumers. These dealers are located throughout the continental United States and in several international markets. Most of these dealers finance their inventory through third-party floor plan lenders, who pay Marine Products upon delivery of the products to the dealers.

We manage our Company by focusing on the execution of the following business and financial strategies:

- Manufacturing high-quality, stylish, and innovative powerboats for our dealers and retail consumers,
- Providing our independent dealer network appropriate incentives, training, and other support to enhance their success and their customers' satisfaction, thereby facilitating their continued relationship with us,
- Managing our production and dealer order backlog to optimize operating results and reduce risk in the event of a downturn in sales of our products,
- Maintaining a flexible, variable cost structure which can be reduced quickly when deemed appropriate,
- Focusing on the competitive nature of the boating business and designing our products and strategies in order to grow and maintain profitable market share,
- Monitoring the activities and financial condition of our dealers and of the third-party floor plan lenders who finance our dealers' inventories,
- Maximizing stockholder return by optimizing the balance of cash invested in the Company's productive assets, the payment of dividends to stockholders, and the repurchase of the Company's common stock on the open market, and
- Aligning the interests of our management and stockholders.

In implementing these strategies and attempting to optimize our financial returns, management closely monitors dealer orders and inventories, the production mix of various models, and indications of near term demand such as consumer confidence, interest rates, dealer orders placed at our annual dealer conferences, and retail attendance and orders at annual winter boat show exhibitions. We also consider trends related to certain key financial and other data, including our historical and forecasted financial results, market share, unit sales of our products, average selling price per boat, and gross profit margins, among others, as indicators of the success of our strategies. Marine Products' financial results are affected by consumer confidence — because pleasure boating is a discretionary expenditure, interest rates — because many retail customers finance the purchase of their boats, and other socioeconomic and environmental factors such as availability of leisure time, consumer preferences, demographics and the weather.

During 2012, overall industry retail sales increases have been modest due to a slow economic recovery, persistent high unemployment, depressed real estate values and continued weak consumer confidence. In spite of these conditions our sales increased significantly in 2012, due primarily to the introduction of new entry level models in both the Chaparral and Robalo product lines. The increased production of these smaller value-priced units resulted in improved production efficiencies which were partially offset by generally lower margins on these models. We achieved higher net sales, as well as increased gross and operating profit in 2012 compared to 2011. Management will continue to monitor retail demand, dealer inventory levels and the availability of dealer and consumer financing for the purchase of our products and adjust our production levels as deemed appropriate.

We continuously monitor our market share in the 18 to 35 foot sterndrive category as one indicator of the success of our strategies and the market's acceptance of our products. For the nine months ended September 30, 2012 (latest data available to us), Chaparral's market share in the 18 to 35 foot sterndrive category was 11.7 percent, an increase from our market share in the same category for the nine months ended September 30, 2011 of 8.3 percent. Our market share increased across a broad size range, but was higher among the smaller boats in our market due to the new entry level Chaparral models which were first introduced in the fourth quarter of 2011. Chaparral's market share in the 18 to 19 foot category has increased to 11.6 percent during 2012, compared to 4.0 percent in 2011, due to the successful launch of these smaller models. The emphasis on these models resulted in a significant increase in unit sales, partially offset by a decrease in average selling price per boat. We will continue to monitor our market share and believe it to be important, but we also believe that maximizing profitability takes precedence over growing our market share.

Outlook

Management believes that net sales will be higher in 2013 compared to 2012 and that our operating results will improve. This belief is based on indications that recreational boating retail demand has stabilized and may be improving, the fact that our dealer inventories are at reasonable levels, and that our order backlog remains strong. Indications from early winter boat shows are that attendance and sales are moderately higher than at this same time last year.

Although industry wide retail boat sales remain lower than they were in 2008, volumes did expand in 2012 and we expect this to continue in 2013. We believe improvements in retail boat sales will be modest due to the continued economic weakness which tends to discourage consumers from purchasing large discretionary goods such as pleasure boats. Fluctuations in fuel prices can impact our sales. Rising fuel prices in the first quarter of 2013 could negatively impact 2013 spring retail sales, thus impacting our production levels, net sales and margins. Over the long term, the lower expected returns on financial assets may have long-term effects on consumer behavior with regard to pleasure boating. However, if sustained, recent improvements in the housing market could have positive effects on sales. For a number of years, Marine Products as well as other manufacturers have been improving their customer service capabilities, marketing strategies and sales promotions in order to attract more consumers to recreational boating as well as improve consumers' boating experiences. In addition, the recreational boating industry conducts a promotional program which involves advertising and consumer targeting efforts, as well as other activities designed to increase the potential consumer market for pleasure boats. Many manufacturers, including Marine Products, participate in this program. Management believes that these efforts have incrementally benefited the industry and Marine Products. As in past years, Marine Products is enhancing its selection of models for the 2013 model year which began on July 1, 2012. We are continuing to expand the value-priced Chaparral and Robalo models that were initially introduced for model year 2012, as well as updating selected larger models in the SSX line. We believe that the value-priced models we are producing will continue to enhance the achievement of our objectives related to improved manufacturing cost efficiencies, meeting dealer requests for entry-level models and increasing retail market share.

Our financial results in 2013 will depend on a number of factors, including interest rates, consumer confidence, the availability of credit to our dealers and consumers, fuel costs, the continued acceptance of our new products in the recreational boating market, our ability to compete in the competitive pleasure boating industry, and the costs of certain of our raw materials and key components.

Results of Operations

($'s in thousands)	Years ended December 31, 2012	2011	2010
Total number of boats sold to dealers	3,404	2,100	2,145
Average gross selling price per boat	$ 41.1	$ 48.4	$ 44.7
Net sales	$148,950	$106,437	$101,011
Percentage of gross profit margin to net sales	18.3%	18.3%	17.5%
Percentage of selling, general and administrative expense to net sales	12.4%	13.3%	13.9%
Operating income	$ 8,761	$ 5,376	$ 3,720
Warranty expense	$ 2,245	$ 1,032	$ 2,033

Year Ended December 31, 2012 Compared To Year Ended December 31, 2011

Net Sales. Marine Products' net sales increased by $42.5 million or 39.9 percent in 2012 compared to 2011. The increase was primarily due to a 62.1 percent increase in the number of boats sold, partially offset by a 15.1 percent decrease in the average gross selling price per boat. Unit sales increased dramatically due to sales of our recently introduced Chaparral H2O Sport and Fish & Ski Boats, as well as our Robalo 180 and 200 outboard sport fishing boat. The increased sales of these smaller models also resulted in the decrease in overall average selling prices during 2012 compared to 2011. During 2012, sales outside of the United States accounted for 20.3 percent of net sales, a slight decrease compared to 21.4 percent of net sales in the prior year. Domestic sales increased 42.0 percent and international sales increased 32.6 percent during the period compared to the prior year. The majority of the increase in international sales was due to higher sales volumes in Canada due to an expanded dealer network coupled with improvement in the Canadian economy while most other international economies continue to struggle.

Cost of Goods Sold. Cost of goods sold increased 40.0 percent in 2012 compared to 2011. As a percentage of net sales, cost of goods sold was 81.7 percent for 2012, unchanged compared to 2011 despite increased sales of smaller models, which carry lower margins. The impact of decreased margins was offset by increased production efficiencies due to higher production levels.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 30.5 percent in 2012 compared to 2011 primarily as a result of costs that vary with the level of Company sales, such as warranty expense, marketing, research and development expenses and sales commissions. Selling, general and administrative expenses as a percentage of sales decreased from 13.3 percent in 2011 to 12.4 percent in 2012, primarily due to leverage of fixed costs over higher net sales. Warranty expense was 1.5 percent of net sales in 2012 compared to 1.0 percent of net sales in 2011. Warranty expense as a percentage of net sales was lower in 2011, due primarily to favorable claims experience and the resulting change in management's estimate of warranties issued in prior years.

Interest Income. Interest income was $960 thousand in 2012 compared to $997 thousand in 2011. Marine Products generates interest income primarily from investments in tax-exempt municipal obligations. The slight decrease in interest income is primarily due to lower market returns on the Company's debt investments compared to the prior year offset by an increase in the average investment balance compared to the prior year. Interest income includes $290 thousand in gains realized on sales of marketable securities sold to fund a portion of our special year-end dividend.

Other Income. Other income of $2.0 million recorded in the fourth quarter of 2011 represents a tax-free gain from an employee benefit plan financing arrangement. There was no other income reported in 2012.

Income Tax Provision. The income tax provision was $2.7 million in 2012 compared to $1.7 million in 2011. The effective tax rate in 2012 was 28.2 percent compared to 19.9 percent in 2011. The change in the effective rate was due primarily to a $2.0 million tax free gain recorded in 2011, coupled with a disproportionate increase in our annual pretax income in relation to permanent differences between book and taxable income including tax-exempt income earned on municipal debt securities, and insurance contracts, and the US manufacturer's deduction.

Year Ended December 31, 2011 Compared To Year Ended December 31, 2010

Net Sales. Marine Products' net sales increased by $5.4 million or 5.4 percent in 2011 compared to 2010. The increase was primarily due to a 8.3 percent increase in the average gross selling price per boat, partially offset by a 2.1 percent decrease in the number of boats sold. Average gross selling price per boat increased compared to the prior year, with the exception of Robalo, due to higher unit sales of several of the larger boats within the SSi and SSX Sportboats model lineup offset slightly by the sales of our new lower priced Chaparral H2O. Unit sales among all models, except Robalo and H2O, decreased slightly compared to the prior year.

Cost of Goods Sold. Cost of goods sold increased 4.4 percent in 2011 compared to 2010, less than the increase in net sales. As a percentage of net sales, cost of goods sold decreased in 2011 compared to 2010, primarily due to lower retail incentive costs as a percentage of net sales and cost efficiencies resulting from higher production volumes.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 1.0 percent in 2011 compared to 2010 primarily as a result of costs, including sales commissions and incentive compensation, that vary with the level of Company sales and profitability. Warranty expense was 1.0 percent of net sales in 2011 compared to 2.0 percent of net sales in 2010. This decrease was due primarily to an adjustment of warranties issued in prior years due to positive trends including a decline in the number of warranty claims during 2011 compared to 2010. Warranty claims declined because of less boat usage and lower field inventories.

Interest Income. Interest income was $1.0 million in 2011 compared to $1.2 million in 2010. Marine Products generates interest income primarily from investments in tax-exempt municipal obligations. The decrease in interest income is primarily due to lower market returns on the Company's debt investments compared to the prior year.

Other Income. Other income was $2.0 million in 2011 compared to $0 in 2010. The $2.0 million recorded in the fourth quarter of 2011 represents a tax-free gain from an employee benefit plan financing arrangement.

Income Tax Provision. The income tax provision was $1.7 million in 2011 compared to $1.0 million in 2010. The effective tax rate in 2011 was 19.8 percent compared to 21.2 percent in 2010. The change in the effective rate was due primarily to the relationship of our annual pretax income to permanent differences between book and taxable income including tax-exempt interest earned on municipal debt securities, coupled with the impact of discrete tax adjustments, including state NOLs expected to be used in the future.

Liquidity and Capital Resources

Cash and Cash Flows

The Company's cash and cash equivalents were $1.6 million at December 31, 2012, $1.0 million at December 31, 2011 and $9.5 million at December 31, 2010. In addition, the aggregate of short-term and long-term marketable securities was $36.9 million at December 31, 2012, $54.1 million at December 31, 2011 and $42.8 million at December 31, 2010.

The following table sets forth the historical cash flows for the twelve months ended December 31:

(in thousands)	2012	2011	2010
Net cash provided by operating activities	$ 8,182	$ 3,296	$ 10,879
Net cash provided by (used for) investing activities	16,811	(11,559)	(3,718)
Net cash used for financing activities	(24,301)	(316)	(199)

2012

Cash provided by operating activities increased by $4.9 million in 2012 compared to 2011. This increase was primarily due to a significant increase in net income during 2012 compared to 2011, excluding the gain on a benefit plan financing arrangement in 2011, partially offset by higher working capital requirements during 2012 consistent with increased production volumes and the timing of adding critical manufacturing components into inventory.

Cash provided by investing activities was $16.8 million in 2012 compared to $11.6 million used for investing activities in 2011. This change was due to increased sales of marketable securities, primarily used to fund a portion of the $0.55 per share special dividend paid in the fourth quarter of 2012.

Cash used for financing activities increased $24.0 million in 2012 primarily due to the reinstatement of a $0.02 per share regular quarterly dividend beginning in the first quarter of 2012 coupled with a special dividend of $0.55 per share paid in the fourth quarter of 2012. There were no dividend payments in 2011.

2011

Cash provided by operating activities decreased by $7.6 million in 2011 compared to 2010. This decrease is primarily the result of an income tax refund of $6.2 million received in 2010 (relating to 2009 losses) offset slightly by an increase in earnings in 2011, excluding the gain on a benefit plan financing arrangement, compared to 2010.

Cash used for investing activities increased approximately $7.8 million in 2011 compared to 2010 due to increased purchases of marketable securities in 2011 as a result of improved cash flows from operations.

Cash used for financing activities increased only $0.1 million in 2011 compared to 2010.

Cash Requirements

Management expects that capital expenditures during 2013 will be approximately $1.4 million.

The Company participates in a multiple employer Retirement Income Plan, sponsored by RPC, Inc. ("RPC"). During 2012, the Company made contributions of $714 thousand to this plan in order to achieve the Company's funding objective. We expect that additional contributions to the Retirement Income Plan of approximately $50 thousand will be required in 2013.

On January 23, 2013, the Board of Directors approved a quarterly dividend of $0.03 per common share to stockholders payable March 8, 2013 to stockholders of record at the close of business on February 8, 2013.

The Company has agreements with two employees, which provide for a monthly payment to the employees equal to 10 percent of profits (defined as pretax income before goodwill amortization and certain allocated corporate expenses).

In January 2008, the Board of Directors authorized an additional 3,000,000 shares that the Company may repurchase for a total aggregate authorization of 8,250,000 shares. As of December 31, 2012, the Company has purchased a total of 5,027,785 shares in the open market under this program and there are 3,222,215 shares that remain available for repurchase.

The Company has entered into agreements with third-party floor plan lenders where it has agreed, in the event of default by the dealer, to repurchase MPC boats repossessed from the dealer. These arrangements are subject to maximum repurchase amounts and the associated risk is mitigated by the value of the boats repurchased. There were no material repurchases of dealer inventory during 2012. At December 31, 2012 there were no amounts payable to lenders related to repurchased inventory or repurchased boats remaining in inventory. If dealers experience financial difficulty as a result of the current market conditions, the Company may incur repurchase obligations under current programs or programs initiated in the future. See further information regarding repurchase obligations in "NOTE 9: COMMITMENTS AND CONTINGENCIES" of the Consolidated Financial Statements.

The Company believes that the liquidity provided by its existing cash and cash equivalents, marketable securities, and cash expected to be generated from operations will provide sufficient capital to meet its requirements for at least the next twelve months. The Company's decisions about the amount of cash to be used for investing and financing purposes are influenced by its capital position and the expected amount of cash to be provided by operations.

Contractual Obligations

The following table summarizes the Company's contractual obligations as of December 31, 2012:

	Payments due by period				
Contractual Obligations (in 000's)	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-term debt	$ —	$ —	$ —	$ —	$ —
Capital lease obligation	—	—	—	—	—
Operating leases (1)	915,878	156,517	320,341	304,820	134,200
Purchase obligations (2)	—	—	—	—	—
Due to floor plan lenders (3)	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total	$915,878	$156,517	$320,341	$304,820	$134,200

(1) Operating leases represent agreements for warehouse space and various office equipment.

(2) As part of the normal course of business the Company enters into purchase commitments to manage its various operating needs. However, the Company does not have any obligations that are non-cancelable or subject to a penalty if canceled.

(3) The Company has agreements with various third-party lenders where it guarantees varying amounts of debt for qualifying dealers on boats in inventory. As of December 31, 2012, there are no payables outstanding to floor plan lenders.

Additionally, our liability for unrecognized tax benefits and related interest and penalties was $14,000 as of December 31, 2012. Management is unable to make a reasonable estimate as to when cash settlement with the tax authorities might occur due to the uncertainties related to these tax matters.

Fair Value Measurements

The Company's assets and liabilities measured at fair value are classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation. Assets and liabilities that are traded on an exchange with a quoted price are classified as Level 1. Assets and liabilities that are valued using significant observable inputs in addition to quoted market prices are classified as Level 2. The Company currently has no assets or liabilities measured on a recurring basis that are valued using unobservable inputs and therefore no assets or liabilities measured on a recurring basis are classified as Level 3. For defined benefit plan assets classified as Level 3, the values are computed using inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data or on net asset values calculated by the fund and not publicly available.

Off Balance Sheet Arrangements

To assist dealers in obtaining financing for the purchase of its boats for inventory, the Company has entered into agreements with various third-party floor plan lenders whereby the Company guarantees varying amounts of debt for qualifying dealers on boats in inventory. The Company's obligation under these guarantees becomes effective in the case of a default under the financing arrangement between the dealer and the third-party lender. The agreements typically provide for the return of all repossessed boats in "new and unused" condition subject to normal wear and tear, as defined, to the Company, in exchange for the Company's assumption of specified percentages of the debt obligation on those boats, up to certain contractually determined dollar limits which vary by lender. During 2011, the Company became obligated to repurchase inventory at a cost of approximately $0.8 million. There were no material repurchases of dealer inventory during 2012.

Management continues to monitor the risk of additional defaults and resulting repurchase obligation based primarily upon information provided by the third-party floor plan lenders and to adjust the guarantee liability at the end of each reporting period based on information reasonably available at that time. As of December 31, 2012, the Company believes the fair value of its remaining guarantee liability is immaterial. See further information regarding repurchase obligations in "NOTE 9: COMMITMENTS AND CONTINGENCIES" of the Consolidated Financial Statements.

The Company currently has an agreement with one of the floor plan lenders whereby the contractual repurchase limit is limited to a maximum of 15 percent of the average net receivables financed by the floor plan lender for dealers during the prior 12 month period, which was $5.3 million as of December 31, 2012. The Company has contractual repurchase agreements with additional lenders with an aggregate maximum repurchase obligation of approximately $5.4 million, with various expiration and cancellation terms of less than one year, for an aggregate repurchase obligation with all financing institutions of approximately $10.7 million as of December 31, 2012. Although the Company has these agreements with financial institutions, in certain situations, the Company may decide for business reasons to repurchase boats in excess of these contractual amounts.

Related Party Transactions

In conjunction with its spin-off from RPC in 2001, the Company and RPC entered into various agreements that define the companies' relationship after the spin-off.

The Transition Support Services Agreement provides for RPC to provide certain services, including financial reporting and income tax administration, acquisition assistance, etc., to Marine Products until the agreement is terminated by either party. Marine Products reimbursed RPC for its estimated allocable share of administrative costs incurred for services rendered on behalf of Marine Products totaling $544,000 in 2012, $639,000 in 2011, and $689,000 in 2010. The Company's liability to RPC for these services was approximately $94,000 as of December 31, 2012, and approximately $3,000 as of December 31, 2011. The Company's directors are also directors of RPC and all of the Company's executive officers with the exception of one are employees of both the Company and RPC.

The Employee Benefits Agreement provides for, among other things, the Company's employees to continue participating subsequent to the spin-off in two RPC sponsored benefit plans, specifically, the defined contribution 401(k) plan and the defined benefit retirement income plan.

A group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother Gary W. Rollins, who is also director of the Company, and certain companies under their control, controls in excess of fifty percent of the Company's voting power.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require significant judgment by management in selecting the appropriate assumptions for calculating accounting estimates. These judgments are based on our historical experience, terms of existing contracts, trends in the industry, and information available from other outside sources, as appropriate. Senior management has discussed the development, selection and disclosure of its critical accounting estimates with the Audit Committee of our Board of Directors. The Company believes that, of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Sales recognition – The Company sells its boats through its network of independent dealers. Sales orders used to plan production are firm indications of interest from dealers and are cancelable at any time, although historically very few orders are cancelled after they have been placed. The Company recognizes sales when all the following conditions are met: (1) a fully executed sales agreement exists, (2) the price of the boat is established, (3) the dealer takes delivery of the boat, and (4) collectibility of the sales price is reasonably assured.

Sales incentives and discounts – The Company records incentives as a reduction of sales. Using historical trends and management estimates, adjusted for current changes, the Company estimates the amount of incentives that will be paid in the future on boats sold and accrues an estimated liability. The

Company offers various incentives that promote sales to dealers, and to a lesser extent, retail customers. These incentives are designed to encourage timely replenishment of dealer inventories after peak selling seasons, stabilize manufacturing volumes throughout the year, and improve production model mix. The dealer incentive programs are a combination of annual volume commitment discounts, and additional discounts at time of invoice for those dealers who do not finance their inventory through specified floor plan financing agreements. The annual dealer volume discounts are primarily based on July 1 through June 30 model year purchases. In addition, the Company offers at various times other time-specific or model-specific incentives.

The factors that complicate the calculation of the cost of these incentives are the ability to forecast sales of the Company and individual dealers, the volume and timing of inventory financed by specific dealers, identification of which boats have been sold subject to an incentive, and the estimated lag time between sales and payment of incentives. Settlement of the incentives generally occurs from three to twelve months after the sale. The Company regularly analyzes the historical incentive trends and makes adjustments to recorded liabilities for changes in trends and terms of incentive programs. Total incentives recorded in net sales as a percentage of gross sales were 10.4 percent in 2012, 12.5 percent in 2011, and 12.0 percent in 2010. A 0.25 percentage point change in incentives as a percentage of gross sales during 2012 would have increased or decreased net sales, gross margin and operating income by approximately $0.4 million.

Warranty costs – The Company records as part of selling, general and administrative expense an experience based estimate of the future warranty costs to be incurred when sales are recognized. The Company evaluates its warranty obligation on a model year basis. The Company provides warranties against manufacturing defects for various components of the boats, primarily the fiberglass deck and hull, with warranty periods extending up to 10 years. Warranty costs, if any, on other components of the boats are generally absorbed by the original component manufacturer. Warranty costs can vary depending upon the size and number of components in the boats sold, the pre-sale warranty claims, and the desired level of customer service. While we focus on high quality manufacturing programs and processes, including actively monitoring the quality of our component suppliers and managing the dealer and customer service warranty experience and reimbursements, our estimated warranty obligation is based upon the warranty terms and the Company's enforcement of those terms over time, defects, repair costs, and the volume and mix of boat sales. The estimate of warranty costs is regularly analyzed and is adjusted based on several factors including the actual claims that occur. Warranty expense as a percentage of net sales was 1.5 percent in 2012, 1.0 percent in 2011, and 2.0 percent in 2010. Warranty expense as a percentage of net sales was lower in 2011, due primarily to favorable claims experience and the resulting change in management's estimate of warranties issued in prior years. A 0.10 percentage point increase in the estimated warranty expense as a percentage of net sales during 2012 would have increased selling, general and administrative expenses and reduced operating income by approximately $0.1 million.

Income taxes – The effective income tax rate was 28.2 percent in 2012, 19.8 percent in 2011, and 21.2 percent in 2010. The effective tax rates vary due to changes in estimates of future taxable income, fluctuations in the tax jurisdictions in which the earnings and deductions are realized, variations in the relationship of tax-exempt income or losses to income before taxes and favorable or unfavorable adjustments to estimated tax liabilities related to proposed or probable assessments. As a result, the effective tax rate may fluctuate significantly on a quarterly or annual basis. The large tax rate increase in 2012, compared to 2011, is due primarily to a $2.0 million tax free gain recorded in 2011 that did not reoccur in 2012.

The Company establishes a valuation allowance against the carrying value of deferred tax assets when it is determined that it is more likely than not that the asset will not be realized through future taxable income. Such amounts are charged to earnings in the period the determination is made. Likewise, if it is later determined that it is more likely than not that the net deferred tax assets would be realized, the applicable portion of the previously provided valuation allowance is reversed. The Company considers future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which the Company operates, and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

The Company calculates the current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are recorded when identified, which is generally in the third quarter of the subsequent year for U.S. federal and state provisions. Deferred tax liabilities and assets are determined based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the year the differences are expected to reverse.

The amount of income taxes the Company pays is subject to ongoing audits by federal and state tax authorities, which often result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. The Company believes it has adequately provided for any reasonably foreseeable outcome related to these matters. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which earnings or deductions are realized may differ from current estimates.

Impact of Recent Accounting Pronouncements

During the year ended December 31, 2012, the Financial Accounting Standards Board (FASB) issued the following Accounting Standards Updates (ASU):

Recently Adopted Accounting Pronouncements:

- ***ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.*** The amendments to the Codification in this ASU allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments are to be applied retrospectively and are effective for fiscal years beginning after December 15, 2011. The Company has adopted these provisions in the first quarter of 2012 and has presented a separate statement of comprehensive income consecutively after the statement showing net income in the accompanying financial statements. Adoption of these provisions did not have a material impact on the Company's consolidated financial statements.
- ***ASU 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.*** The amendments in this codification permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30. An entity has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period, proceeding directly to performing the quantitative impairment test and resume performing the qualitative assessment in any subsequent period. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption being permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if an entity's financial statements for the most recent annual or interim period have not been issued. The Company adopted these provisions in the fourth quarter of 2012 for annual and interim impairment tests performed starting this year. Adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted:

- ***Accounting Standards Update 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.*** The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The amendments are effective for all reporting periods beginning after December 15, 2012, with early adoption permitted. The Company plans to adopt these provisions in the first quarter of 2013. Adoption of these provisions is not expected to have a material impact on the Company's consolidated financial statements and the Company will comply with the additional disclosures as required.
- ***Accounting Standards Update 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.*** The amendments to the Codification in this ASU are part of an ongoing effort to bring congruence between U.S. GAAP and International Financial Reporting Standards. The amendments in this ASU require an entity to disclose information about derivatives that are subject to a legally enforceable netting arrangement with the same party where rights of set-off are only available in the event of default or bankruptcy and can be presented as a single net amount in the statement of financial position. The amendments in this ASU are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, with the required disclosures being provided retrospectively for all comparative periods presented. The Company is currently evaluating the impact of adoption of these provisions in the first quarter of 2013.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Marine Products holds no derivative financial instruments which could expose the Company to significant market risk. Marine Products maintains an investment portfolio, comprised primarily of municipal debt and corporate debt securities, which are subject to interest rate risk exposure. This risk is managed through conservative policies to invest in high-quality obligations. Marine Products has performed an interest rate sensitivity analysis using a duration model over the near term with a 10 percent change in interest rates. Marine Products' portfolio is not subject to material interest rate risk exposure based on this analysis. Marine Products does not expect any material changes in market risk exposures or how those risks are managed.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders of Marine Products Corporation:

The management of Marine Products Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Marine Products Corporation maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

There are inherent limitations to the effectiveness of any controls system. A controls system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the controls system are met. Also, no evaluation of controls can provide absolute assurance that all control issues and any instances of fraud, if any, within the Company will be detected. Further, the design of a controls system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The Company intends to continually improve and refine its internal controls.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operations of our internal control over financial reporting, as of December 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management's assessment is that Marine Products Corporation maintained effective internal control over financial reporting as of December 31, 2012.

The independent registered public accounting firm, Grant Thornton LLP, has audited the consolidated financial statements as of and for the year ended December 31, 2012, and has also issued their report on the effectiveness of the Company's internal control over financial reporting, included in this report on page 40.

Richard A. Hubbell	Ben M. Palmer
President and Chief Executive Officer	Chief Financial Officer and Treasurer

Atlanta, Georgia
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Marine Products Corporation

We have audited the internal control over financial reporting of Marine Products Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated March 1, 2013 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

Atlanta, Georgia
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Stockholders
Marine Products Corporation

We have audited the accompanying consolidated balance sheets of Marine Products Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marine Products Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2013 expressed an unqualified opinion thereon.

Grant Thornton LLP

Atlanta, Georgia
March 1, 2013

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED BALANCE SHEETS
MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

(in thousands except share information)

December 31,	2012	2011
ASSETS		
Cash and cash equivalents	$ 1,648	$ 956
Marketable securities	1,150	12,402
Accounts receivable, net	1,794	2,209
Inventories	28,159	24,907
Income taxes receivable	394	—
Deferred income taxes	1,283	1,021
Prepaid expenses and other current assets	1,607	1,460
Current assets	36,035	42,955
Property, plant and equipment, net	11,470	11,884
Goodwill	3,308	3,308
Other intangibles, net	465	465
Marketable securities	35,773	41,699
Deferred income taxes	3,531	3,337
Other assets	6,733	7,189
Total assets	$ 97,315	$ 110,837
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$ 4,246	$ 2,992
Accrued expenses and other liabilities	9,000	7,662
Current liabilities	13,246	10,654
Pension liabilities	6,232	6,315
Other long-term liabilities	90	450
Total liabilities	19,568	17,419
Commitments and contingencies	—	—
Stockholders' Equity		
Preferred stock, $0.10 par value, 1,000,000 shares authorized, none issued	—	—
Common stock, $0.10 par value, 74,000,000 shares authorized, issued and outstanding - 37,820,521 shares in 2012, 37,375,469 shares in 2011	3,782	3,738
Capital in excess of par value	2,417	1,185
Retained earnings	73,120	89,953
Accumulated other comprehensive loss	(1,572)	(1,458)
Total stockholders' equity	77,747	93,418
Total liabilities and stockholders' equity	$ 97,315	$ 110,837

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

(in thousands except per share data)

Years ended December 31,	2012	2011	2010
Net sales	$148,950	$106,437	$101,011
Cost of goods sold	121,746	86,931	83,298
Gross profit	27,204	19,506	17,713
Selling, general and administrative expenses	18,443	14,130	13,993
Operating income	8,761	5,376	3,720
Interest income	960	997	1,172
Other income	—	2,025	—
Income before income taxes	9,721	8,398	4,892
Income tax provision	2,742	1,667	1,039
Net income	$ 6,979	$ 6,731	$ 3,853
EARNINGS PER SHARE			
Basic	$ 0.19	$ 0.19	$ 0.11
Diluted	0.19	0.18	0.11
Dividends paid per share	$ 0.63	$ —	$ —

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

(in thousands)

Years ended December 31,	2012	2011	2010
Net income	$ 6,979	$ 6,731	$ 3,853
Other comprehensive (loss) gain, net of taxes			
Pension adjustment	(105)	(504)	(14)
Unrealized (loss) gain on securities, net of reclassification adjustment	(9)	42	(116)
Comprehensive income	$ 6,865	$ 6,269	$ 3,723

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

(in thousands)

Three Years Ended December 31, 2012	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2009	36,883	$ 3,688	$ —	$ 78,690	$ (866)	$ 81,512
Stock issued for stock incentive plans, net	235	24	611	679	—	1,314
Stock purchased and retired	(43)	(4)	(240)	—	—	(244)
Net income	—	—	—	3,853	—	3,853
Pension adjustment, net of taxes	—	—	—	—	(14)	(14)
Unrealized loss on securities, net of taxes and reclassification adjustments	—	—	—	—	(116)	(116)
Balance, December 31, 2010	37,075	3,708	371	83,222	(996)	86,305
Stock issued for stock incentive plans, net	378	38	1,302	—	—	1,340
Stock purchased and retired	(78)	(8)	(565)	—	—	(573)
Net income	—	—	—	6,731	—	6,731
Pension adjustment, net of taxes	—	—	—	—	(504)	(504)
Unrealized gain on securities, net of taxes and reclassification adjustments	—	—	—	—	42	42
Excess tax benefits for share based payments	—	—	77	—	—	77
Balance, December 31, 2011	37,375	3,738	1,185	89,953	(1,458)	93,418
Stock issued for stock incentive plans, net	767	76	2,604	—	—	2,680
Stock purchased and retired	(321)	(32)	(1,751)	—	—	(1,783)
Net income	—	—	—	6,979	—	6,979
Pension adjustment, net of taxes	—	—	—	—	(105)	(105)
Unrealized loss on securities, net of taxes and reclassification adjustments	—	—	—	—	(9)	(9)
Excess tax benefits for share-based payments	—	—	379	—	—	379
Dividends declared	—	—	—	(23,812)	—	(23,812)
Balance, December 31, 2012	37,821	$ 3,782	$ 2,417	$ 73,120	$ (1,572)	$ 77,747

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
MARINE PRODUCTS CORPORATION AND SUBSIDIARIES

(in thousands)

Years ended December 31,	2012	2011	2010
OPERATING ACTIVITIES			
Net income	$ 6,979	$ 6,731	$ 3,853
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	768	889	1,081
Gain on sale of equipment and property	—	—	(37)
Gain on benefit plan financing arrangement	—	(2,025)	—
Stock-based compensation expense	1,495	1,296	1,542
Excess tax benefits for share-based payments	(379)	(77)	—
Deferred income tax benefit	(498)	(76)	(132)
(Increase) decrease in assets:			
Accounts receivable	415	(1,031)	87
Inventories	(3,252)	(3,025)	(2,395)
Prepaid expenses and other current assets	(147)	(10)	1,332
Income taxes receivable	(394)	558	5,823
Other non-current assets	456	(67)	(20)
Increase (decrease) in liabilities:			
Accounts payable	1,254	1,108	(88)
Income taxes payable	(14)	327	68
Other accrued expenses	1,731	(1,281)	(163)
Other long-term liabilities	(232)	(21)	(72)
Net cash provided by operating activities	8,182	3,296	10,879
INVESTING ACTIVITIES			
Capital expenditures	(354)	(357)	(191)
Proceeds from sale of assets	—	—	41
Proceeds from benefit plan financing arrangement	—	3,671	—
Re-investment in benefit plan financing arrangement	—	(3,671)	—
Sales and maturities of marketable securities	51,247	24,904	25,579
Purchases of marketable securities	(34,082)	(36,106)	(29,147)
Net cash provided by (used for) investing activities	16,811	(11,559)	(3,718)
FINANCING ACTIVITIES			
Payment of dividends	(23,812)	—	—
Cash paid for common stock purchased and retired	(960)	(447)	(244)
Repayment of capital lease obligation	(375)	—	—
Excess tax benefits for share-based payments	379	77	—
Proceeds received upon exercise of stock options	467	54	45
Net cash used for financing activities	(24,301)	(316)	(199)
Net increase (decrease) in cash and cash equivalents	692	(8,579)	6,962
Cash and cash equivalents at beginning of year	956	9,535	2,573
Cash and cash equivalents at end of year	$ 1,648	$ 956	$ 9,535

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marine Products Corporation and Subsidiaries
Years ended December 31, 2012, 2011 and 2010

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Presentation — The consolidated financial statements include the accounts of Marine Products Corporation (a Delaware corporation) and its wholly owned subsidiaries ("Marine Products" or the "Company"). Marine Products, through Chaparral Boats, Inc. ("Chaparral") and Robalo Acquisition Company LLC ("Robalo"), operates as a manufacturer of fiberglass powerboats and related products and services to a broad range of consumers worldwide.

The consolidated financial statements included herein may not necessarily be indicative of the future results of operations, financial position and cash flows of Marine Products.

The Company has only one reportable segment — its Powerboat Manufacturing business. The Company's results of operations and its financial condition are not significantly reliant upon any single customer or product model. No single dealer accounted for more than 10 percent of net sales during 2012, 2011 or 2010. Net sales from the Company's international dealers were approximately $30 million in 2012, $23 million in 2011, and $31 million in 2010.

Nature of Operations — Marine Products is principally engaged in manufacturing powerboats and providing related products and services. Marine Products distributes fiberglass recreational boats through a network of domestic and international independent dealers.

Common Stock — Marine Products is authorized to issue 74,000,000 shares of common stock, $0.10 par value. Holders of common stock are entitled to receive dividends when, as, and if declared by our Board of Directors out of legally available funds. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution or winding up of the Company, holders of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders.

Preferred Stock — Marine Products is authorized to issue up to 1,000,000 shares of preferred stock, $0.10 par value. As of December 31, 2012, there were no shares of preferred stock issued. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of preferred stock as a class without series or, if so determined from time to time, in one or more series, and by filing a certificate pursuant to the applicable laws of the state of Delaware and to fix the designations, powers, preferences and rights, exchangeability for shares of any other class or classes of stock. Any preferred stock to be issued could rank prior to the common stock with respect to dividend rights and rights on liquidation.

Share Repurchases — The Company records the cost of share repurchases in stockholders' equity as a reduction to common stock to the extent of par value of the shares acquired and the remainder is allocated to capital in excess of par value or retained earnings if capital in excess of par value has been depleted.

Dividend — On January 23, 2013, the Board of Directors approved a quarterly dividend of $0.03 per common share to stockholders payable March 8, 2013 to stockholders of record at the close of business on February 8, 2013.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used in the determination of sales incentives and discounts, warranty costs, and income taxes.

Sales Recognition — Marine Products recognizes sales when a fully executed agreement exists, prices are established, products are delivered to the dealer in the case of domestic dealers and collectability is reasonably assured. See "Deferred Revenue" below for recognition of sales to international dealers.

Deferred Revenue — Marine Products requires payment from international dealers, other than Canada, prior to shipment of products to these dealers. Amounts received from international dealers toward the purchase of boats are categorized as deferred revenue and recognized as sales when the products are shipped.

Shipping and Handling Charges — The shipping and handling of the Company's products to dealers is handled through a combination of third-party marine transporters and a company owned fleet of delivery trucks. Fees charged to customers for shipping and handling are included in net sales in the accompanying consolidated statements of operations; the related costs incurred by the Company are included in cost of goods sold.

Advertising — Advertising expenses are charged to expense during the period in which they are incurred. Expenses associated with product brochures and other inventoriable marketing materials are deferred and amortized over the related model year which approximates the consumption of these materials. As of December 31, 2012 and 2011, the Company had approximately $264,000 and $155,000 in prepaid expenses related to unamortized product brochure costs. Advertising expenses totaled approximately $2,000,000 in 2012, $1,353,000 in 2011 and $1,030,000 in 2010.

Sales Incentives and Discounts — Sales incentives including dealer discounts and retail sales promotions are provided for and recorded as a reduction in sales. The Company records the estimated cost of these incentives at the later of the recognition of the related sales or the announcement of a promotional program.

Cash and Cash Equivalents — Highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. The Company maintains its cash in bank accounts, which at times, may exceed federally insured limits.

Marketable Securities — Marine Products maintains investments at a large, well-capitalized financial institution. Marine Products' investment policy does not allow investment in any securities rated less than "investment grade" by national rating services.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. Debt securities are classified as available-for-sale because the Company does not have the intent to hold the securities to maturity. Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of taxes, reported as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses, declines in value judged to be other than temporary, interest and dividends on available-for-sale securities are included in interest income. Net realized gains on marketable securities totaled $290,000 in 2012, $64,000 in 2011, and $28,000 in 2010. Of the total gains realized, reclassification from other comprehensive income totaled approximately $290,000 in 2012, $64,000 in 2011, and $28,000 in 2010. Gross unrealized gains on marketable securities totaled $332,000 at December 31, 2012 and $354,000 at December 31, 2011. Gross unrealized losses on marketable securities totaled $20,000 at December 31, 2012 and $29,000 at December 31, 2011. The amortized cost basis, fair value and net unrealized gains of the available-for-sale securities are as follows:

December 31,	2012			2011		
Type of Securities	Amortized Cost Basis	Fair Value	Net Unrealized Gain	Amortized Cost Basis	Fair Value	Net Unrealized Gain
(in thousands)						
Municipal Obligations	$ 35,342	$ 35,606	$ 264	$ 49,553	$ 49,832	$ 279
Corporate Obligations	1,270	1,317	48	4,223	4,269	46
Total	$ 36,612	$ 36,923	$ 312	$ 53,776	$ 54,101	$ 325

Municipal debt obligations consist primarily of municipal notes rated A3 or higher ranging in maturity from less than one year to over 10 years. Corporate obligations consist primarily of debentures and notes issued by other companies ranging in maturity from one to three years. These securities are rated A3 or higher. Investments with remaining maturities of less than 12 months are considered to be current marketable securities. Investments with remaining maturities greater than 12 months are considered to be non-current marketable securities. The Company's non-current marketable securities are scheduled to mature between 2014 and 2041.

Corporate backed obligations consist primarily of debentures and notes issued by other companies ranging in maturity from one to three years. These securities are rated A3 or higher.

Accounts Receivable — The majority of the Company's accounts receivable are due from dealers located in markets throughout the United States. Approximately 67 percent of Marine Products' domestic shipments are made pursuant to "floor plan financing" programs in which Marine Products' subsidiaries participate on behalf of their dealers with various major third-party financing institutions. Under these arrangements, a dealer establishes lines of credit with one or more of these third-party lenders for the purchase of boat inventory for sales to retail customers in their show room or during boat show exhibitions. When a dealer purchases and takes delivery of a boat pursuant to a floor plan financing arrangement, it draws against its line of credit and the lender pays the invoice cost of the boat directly to Marine Products within approximately five business days. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance.

Inventories — Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. Market value is determined based on replacement cost for raw materials and net realizable value for work in process and finished goods.

Property, Plant and Equipment — Property, plant and equipment is carried at cost. Depreciation is provided principally on a straight-line basis over the estimated useful lives of the assets. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. Expenditures for additions, major renewals, and betterments are capitalized while expenditures for routine maintenance and repairs are expensed as incurred. Depreciation expense on operating equipment used in production is included in cost of goods sold in the accompanying consolidated statements of operations. All other depreciation is included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Property, plant and equipment are reviewed for impairment when indicators of impairment exist.

Goodwill and Other Intangibles — Intangibles consist primarily of goodwill and trade names related to businesses acquired. Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill was $3,308,000 as of December 31, 2012 and 2011. The company evaluates whether goodwill is impaired by comparing its market capitalization based on its closing stock price (Level 1 input) to the book value of its equity on the annual evaluation date. Based on this evaluation, the company concluded that no impairment of its goodwill has occurred for the years ended December 31, 2012, 2011 and 2010.

Investments — The Company maintains certain securities in the non-qualified Supplemental Executive Retirement Plan that have been classified as trading. See Note 10 for further information regarding these securities.

Warranty Costs — The Company warrants the entire boat, excluding the engine, against defects in materials and workmanship for a period of one year. The Company also warrants the entire deck and hull, including its bulkhead and supporting stringer system, against defects in materials and workmanship for periods extending up to 10 years. The Company accrues for estimated future warranty costs at the time of the sale based on its historical claims experience. An analysis of the warranty accruals for the years ended December 31, 2012 and 2011 is as follows:

(in thousands)	2012	2011
Balance at beginning of year	$ 1,973	$ 2,550
Less: Payments made during the year	(1,696)	(1,608)
Add: Warranty provision for the current year	2,205	2,061
Changes to warranty provision for prior years	40	(1,030)
Balance at end of year	$ 2,522	$ 1,973

Insurance Accruals — The Company fully insures its risks related to general liability, product liability, workers' compensation, and vehicle liability, whereas the health insurance plan is self-funded up to a maximum annual claim amount for each covered employee and related dependents. The estimated cost of claims under the self-insurance program is accrued as the claims are incurred and may subsequently be revised based on developments relating to such claims.

Research and Development Costs — The Company expenses research and development costs for new products and components as incurred. Research and development costs are included in selling, general and administrative expenses and totaled $768,000 in 2012, $789,000 in 2011, and $489,000 in 2010.

Repurchase Obligations — The Company has entered into agreements with third-party floor plan lenders where it has agreed, in the event of default by the dealer, to repurchase MPC boats repossessed from the dealer. These arrangements are subject to maximum repurchase amounts and the associated risk is mitigated by the value of the boats repurchased. The Company accrues estimated losses when a loss, due primarily to the default of one of our dealers, is determined to be probable and the amount of the loss is reasonably estimable.

Income Taxes — Deferred tax liabilities and assets are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company establishes a valuation allowance against the carrying value of deferred tax assets if the Company concludes that it is more likely than not that the asset will not be realized through future taxable income.

Stock-Based Compensation — Stock-based compensation expense is recognized for all share-based payment awards, net of an estimated forfeiture rate. Thus, compensation cost is amortized for those shares expected to vest on a straight-line basis over the requisite service period of the award. See Note 10 for additional information.

Earnings per Share — FASB ASC Topic 260-10 "Earnings Per Share-Overall," requires a basic earnings per share and diluted earnings per share presentation. During 2009, the Company adopted certain amendments to ASC 260-10 which requires that all outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, be considered participating securities and included in the calculation of its basic earnings per share. See Note 10 for further information on restricted stock granted to employees.

The basic and diluted calculations differ as a result of the dilutive effect of stock options and time lapse restricted shares and performance restricted shares included in diluted earnings per share, but excluded from basic earnings per share. Basic and diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the respective periods.

A reconciliation of weighted average shares outstanding along with the earnings per share attributable to restricted shares of common stock (participating securities) is as follows:

(In thousands except per share data)	2012	2011	2010
Net income available for stockholders:	$ 6,979	$ 6,731	$ 3,853
Less: Dividends paid			
Common Stock	(23,135)	—	—
Restricted shares of common stock	(677)	—	—
Undistributed (loss) earnings	$ (16,833)	$ 6,731	$ 3,853
Allocation of undistributed (loss) earnings:			
Common Stock	$ (16,329)	$ 6,551	$ 3,762
Restricted shares of common stock	$ (504)	$ 180	$ 91
Basic shares outstanding:			
Common Stock	35,530	35,385	35,286
Restricted shares of common stock	1,126	987	893
	36,656	36,372	36,179
Diluted shares outstanding:			
Common Stock	35,530	35,385	35,286
Dilutive effect of options	148	363	489
	35,678	35,748	35,775
Restricted shares of common stock	1,126	987	893
	36,804	36,735	36,668
Basic earnings per share:			
Common Stock:			
Distributed earnings	$ 0.65	$ —	$ —
Undistributed (loss) earnings	(0.46)	0.19	0.11
	$ 0.19	$ 0.19	$ 0.11
Restricted shares of common stock:			
Distributed earnings	$ 0.60	$ —	$ —
Undistributed (loss) earnings	(0.45)	0.18	0.10
	$ 0.15	$ 0.18	$ 0.10
Diluted earnings per share:			
Common Stock:			
Distributed earnings	$ 0.65	$ —	$ —
Undistributed (loss) earnings	(0.46)	0.18	0.11
	$ 0.19	$ 0.18	$ 0.11

Fair Value of Financial Instruments — The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and marketable securities. The carrying value of cash, accounts receivable and accounts payable approximate their fair values because of the short-term nature of such instruments. The Company's marketable securities are classified as available-for-sale securities with the exception of investments held in the non-qualified Supplemental Executive Retirement Plan ("SERP") which are classified as trading securities. All of these securities are carried at fair value in the accompanying consolidated balance sheets. See Note 8 for further information regarding the fair value measurement of assets and liabilities.

Concentration of Suppliers — The Company purchases a significant number of its sterndrive engines from only two available suppliers. This concentration of suppliers could impact our sales and profitability in the event of a sudden interruption in the delivery of these engines.

New Accounting Standards —

During the year ended December 31, 2012, the Financial Accounting Standards Board (FASB) issued the following Accounting Standards Updates (ASU):

Recently Adopted Accounting Pronouncements:

- ***ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.*** The amendments to the Codification in this ASU allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments are to be applied retrospectively and are effective for fiscal years beginning after December 15, 2011. The Company has adopted these provisions in the first quarter of 2012 and has presented a separate statement of comprehensive income consecutively after the statement of operations showing net income in the accompanying financial statements. Adoption of these provisions did not have a material impact on the Company's consolidated financial statements.
- ***ASU 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.*** The amendments in this codification permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30. An entity has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period, proceeding directly to performing the quantitative impairment test and resume performing the qualitative assessment in any subsequent period. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption being permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if an entity's financial statements for the most recent annual or interim period have not been issued. The Company adopted these provisions in the fourth quarter of 2012 for annual and interim

impairment tests performed starting this year. Adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted:

- ***Accounting Standards Update 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.*** The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The amendments are effective for all reporting periods beginning after December 15, 2012, with early adoption permitted. The Company plans to adopt these provisions in the first quarter of 2013. Adoption of these provisions is not expected to have a material impact on the Company's consolidated financial statements and the Company will comply with the additional disclosures as required.
- ***Accounting Standards Update 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.*** The amendments to the Codification in this ASU are part of an ongoing effort to bring congruence between U.S. GAAP and International Financial Reporting Standards. The amendments in this ASU require an entity to disclose information about derivatives that are subject to a legally enforceable netting arrangement with the same party where rights of set-off are only available in the event of default or bankruptcy and can be presented as a single net amount in the statement of financial position. The amendments in this ASU are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, with the required disclosures being provided retrospectively for all comparative periods presented. The Company is currently evaluating the impact of adoption of these provisions in the first quarter of 2013.

NOTE 2: ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

December 31, *(in thousands)*	**2012**	**2011**
Trade receivables	$ 1,607	$ 2,093
Other	209	143
Total	1,816	2,236
Less: allowance for doubtful accounts	(22)	(27)
Net accounts receivable	$ 1,794	$ 2,209

Trade receivables consist primarily of balances related to the sales of boats which are shipped pursuant to "floor-plan financing" programs with qualified lenders. Other receivables consist primarily of rebate receivables from various suppliers. Changes in the Company's allowance for doubtful accounts are disclosed in Schedule II on page 74 of this report.

NOTE 3: INVENTORIES

Inventories consist of the following:

December 31, *(in thousands)*	**2012**	**2011**
Raw materials	$17,205	$15,892
Work in process	6,597	5,691
Finished goods	4,357	3,324
Total inventories	$28,159	$24,907

NOTE 4: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are presented at cost, net of accumulated depreciation, and consist of the following:

December 31, *(in thousands)*	Estimated Useful Lives	2012	2011
Land	N/A	$ 657	$ 657
Buildings	7-40	17,096	17,012
Operating equipment and property	3-15	9,913	9,684
Furniture and fixtures	5-7	1,842	1,801
Vehicles	5-10	6,207	6,207
Gross property, plant and equipment		35,715	35,361
Less: accumulated depreciation		(24,245)	(23,477)
Net property, plant and equipment		$ 11,470	$ 11,884

Depreciation expense was $768,000 in 2012, $889,000 in 2011 and $1,081,000 in 2010.

NOTE 5: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

December 31, *(in thousands)*	2012	2011
Accrued payroll and related expenses	$1,122	$1,134
Accrued sales incentives and discounts	3,326	2,661
Accrued warranty costs	2,522	1,973
Deferred revenue	1,389	899
Other	641	995
Total accrued expenses and other liabilities	$9,000	$7,662

NOTE 6: INCOME TAXES

The following table lists the components of the provision for income taxes:

Years ended December 31, *(in thousands)*	2012	2011	2010
Current provision (benefit):			
Federal	$ 3,146	$ 1,757	$ 989
State	94	(14)	182
Deferred provision (benefit):			
Federal	(493)	(90)	165
State	(5)	14	(297)
Total income tax provision	$ 2,742	$ 1,667	$ 1,039

A reconciliation between the federal statutory rate and Marine Products' effective tax rate is as follows:

Years ended December 31,	2012	2011	2010
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	0.5	0.8	1.4
Tax-exempt interest	(2.3)	(3.0)	(6.6)
Tax-exempt (gain) loss on SERP assets	(0.6)	0.2	—
Tax-exempt gain – benefit plan financing	—	(8.4)	—
Manufacturing deduction	(3.0)	(2.0)	(3.2)
Change in state credits	—	—	(10.5)
Change in valuation allowance	—	—	4.5
Other	(0.4)	(1.7)	1.6
Effective tax rate	28.2%	19.9%	21.2%

Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31, *(in thousands)*	2012	2011
Deferred tax assets:		
Warranty costs	$ 895	$ 701
Sales incentives and discounts	942	750
Stock-based compensation	838	755
Pension	2,212	2,242
All others	331	267
State credits and NOL's	4,450	4,099
Valuation allowance	(4,155)	(3,783)
Total deferred tax assets	5,513	5,031
Deferred tax liabilities:		
Depreciation and amortization expense	(699)	(673)
Net deferred tax assets	$ 4,814	$ 4,358

Total net income tax payments (refunds) were $3,655,000 in 2012, $880,000 in 2011 and $(4,743,000) in 2010. As of December 31, 2012 the company has net operating loss carry forwards related to state income taxes and credits of approximately $18.3 million that will expire between 2013 and 2030. As of December 31, 2012 the company has a valuation allowance of approximately $4.2 milllion, representing the tax affected amount of state tax credits and loss carry forwards that the company does not expect to utilize, against the corresponding deferred tax asset.

The Company's policy is to record interest and penalties related to income tax matters as income tax expense. Accrued interest and penalties were immaterial as of December 31, 2012 and 2011.

In accordance with the accounting guidance relating to the accounting for uncertainty in income tax reporting, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions, the Company did not recognize a material adjustment in the liability for unrecognized income tax benefits.

As of December 31, 2012 and 2011, our liability for unrecognized tax benefits was $14,000 and $23,000, respectively, all of which would affect our effective rate if recognized.

The Company and its subsidiaries are subject to U.S. federal and state income tax in multiple jurisdictions. In many cases our uncertain tax positions are related to tax years that remain open and subject to examination by the relevant taxing authorities. The Company's 2009 through 2012 tax years remain open to examination.

It is reasonably possible that the amount of the unrecognized benefits with respect to our unrecognized tax positions will increase or decrease in the next 12 months. These changes may be the result of, among other things, state tax settlements under voluntary disclosure agreements. However, quantification of an estimated range cannot be made at this time.

The American Taxpayer Relief Act of 2012 ("Act") was signed into law on January 2, 2013 and includes an extension for one year of the 50% bonus depreciation allowance. The provision specifically applies to qualifying property placed in service before January 1, 2014. The acceleration of deductions on 2012 qualifying capital expenditures resulting from the bonus depreciation provision had no impact on our 2012 effective tax rate. Additionally, the Act retroactively reinstates the provisions of the research and experimentation credits ("R&E credits") for 2012 and 2013. As a result of the retroactive extension, our effective rate for the first quarter of 2013 may include a tax benefit from the R&E credits attributable to 2012 and the first quarter of 2013.

NOTE 7: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Accumulated other comprehensive (loss) income consists of the following:

(in thousands)	Pension Adjustment	Unrealized Gain on Securities	Total
Balance at December 31, 2010	$ (1,162)	$ 166	$ (996)
Change during 2011:			
Before-tax amount	(782)	129	(653)
Tax (provision) benefit	278	(46)	232
Reclassification adjustment, net of taxes	—	(41)	(41)
Total activity in 2011	(504)	42	(462)
Balance at December 31, 2011	(1,666)	208	(1,458)
Change during 2012:			
Before-tax amount	(163)	277	114
Tax (provision) benefit	58	(99)	(41)
Reclassification adjustment, net of taxes	—	(187)	(187)
Total activity in 2012	(105)	(9)	(114)
Balance at December 31, 2012	$ (1,771)	$ 199	$ (1,572)

NOTE 8: FAIR VALUE MEASUREMENTS

The various inputs used to measure assets at fair value establish a hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The hierarchy consists of three broad levels as follows:

1. Level 1 – Quoted market prices in active markets for identical assets or liabilities.
2. Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
3. Level 3 – Unobservable inputs developed using the Company's estimates and assumptions, which reflect those that market participants would use.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marine Products Corporation and Subsidiaries
Years ended December 31, 2012, 2011 and 2010

The following table summarizes the valuation of financial instruments measured at fair value on a recurring basis on the balance sheet as of December 31, 2012 and 2011:

	Fair Value Measurements at December 31, 2012 with:		
(in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:			
Trading securities	$ —	$ 6,026	$ —
Available-for-sale securities:			
Municipal Obligations	$ —	$ 35,606	$ —
Corporate Obligations	—	1,317	—
Total	$ —	$ 36,923	$ —

	Fair Value Measurements at December 31, 2011 with:		
(in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:			
Trading securities	$ —	$ 6,510	$ —
Available-for-sale securities:			
Municipal Obligations	$ —	$ 49,832	$ —
Corporate Obligations	—	4,269	—
Total	$ —	$ 54,101	$ —

The Company determines the fair value of the marketable securities that are available-for-sale through quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active. The trading securities are comprised of the SERP assets, as described in Note 10, and are recorded primarily at their net cash surrender values, which approximates fair value, as provided by the issuing insurance company. Significant observable inputs, in addition to quoted market prices, were used to value the trading securities. As a result, the Company classified these investments as using level 2 inputs. The Company's policy is to recognize transfers between levels at the beginning of quarterly reporting periods. For the year ended December 31, 2012 there were no significant transfers in or out of levels 1, 2 or 3.

The carrying amount of other financial instruments reported in the balance sheet for current assets and current liabilities approximate their fair values because of the short-term maturity of these instruments. The Company currently does not use the fair value option to measure any of its existing financial instruments and has not determined whether or not it will elect this option for financial instruments it may acquire in the future.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Lawsuits — The Company is a defendant in certain lawsuits which allege that plaintiffs have been damaged as a result of the use of the Company's products. The Company is vigorously contesting these actions. Management, after consultation with legal counsel, is of the opinion that the outcome of these lawsuits will not have a material adverse effect on the financial position, results of operations or liquidity of Marine Products.

Dealer Floor Plan Financing — To assist dealers in obtaining financing for the purchase of its boats for inventory, the Company has entered into agreements with various dealers and selected third-party floor plan lenders to guarantee varying amounts of qualifying dealers' debt obligations. The Company's obligation under these guarantees becomes effective in the case of a default under the financing arrangement between the dealer and the third party lender. The agreements provide for the return of repossessed boats to the Company in new and unused condition subject to normal wear and tear as defined, in exchange for the Company's assumption of specified percentages of the debt obligation on those boats, up to certain contractually determined dollar limits by lender.

There were no material repurchases of inventory under contractual agreements during 2012. The Company became contractually obligated to repurchase inventory for approximately $0.8 million during 2011 and recorded costs of approximately $86,000 as a reduction of net sales in connection with these repurchases, including the write down of repurchased inventory to net realizable value.

Management continues to monitor the risk of additional defaults and resulting repurchase obligations based in part on information provided by the third-party floor plan lenders and will adjust the guarantee liability at the end of each reporting period based on information reasonably available at that time.

The Company currently has an agreement with one of the floor plan lenders whereby the contractual repurchase limit is to not exceed 15 percent of the amount of the average net receivables financed by the floor plan lender for dealers during the prior 12 month period. The Company has contractual repurchase agreements with additional lenders with an aggregate maximum repurchase obligation of approximately $5.4 million, with various expiration and cancellation terms of less than one year, for an aggregate repurchase obligation with all financing institutions of approximately $10.7 million as of December 31, 2012. This repurchase obligation risk is mitigated by the value of the boat repurchased.

Lease Obligations — In June 2001, the Company entered into a lease transaction for existing boat manufacturing space located in Valdosta, Georgia. This lease was accounted for as a capital lease and was paid in full in December, 2012, which is reflected in the financing section of the cash flow statement.

Minimum annual operating lease obligations with terms in excess of one year, in effect at December 31, 2012, are summarized in the following table:

(in thousands)	
2013	$ 157
2014	162
2015	158
2016	161
2017	144
Thereafter	134
Total rental commitments	$ 916

Total rent expense charged to operations was approximately $106,000 in 2012, $121,000 in 2011 and $113,000 in 2010.

Income Taxes — The amount of income taxes the Company pays is subject to ongoing audits by federal and state tax authorities, which often result in proposed assessments. Other long-term liabilities included the Company's estimated liabilities for these probable assessments and totaled approximately $48,000 as of December 31, 2012 and $57,000 as of December 31, 2011.

Employment Agreements — The Company has agreements with two employees, which provide for a monthly payment to each of the employees equal to 10 percent of profits (defined as pretax income before goodwill adjustments and certain allocated corporate expenses) in addition to a base salary. The expense under these agreements totaled approximately $3,294,000 in 2012, $2,331,000 in 2011 and $1,937,000 in 2010 and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

NOTE 10: EMPLOYEE BENEFIT PLANS

Supplemental Executive Retirement Plan (SERP)

The Company permits selected highly compensated employees to defer a portion of their compensation into the SERP. The SERP assets are invested primarily in company-owned life insurance ("COLI") policies as a funding source to satisfy the obligation of the SERP. The assets are subject to claims by creditors, and the Company can designate them to another purpose at any time. Investments in COLI policies consist of variable life insurance policies of $7.7 million as of December 31, 2012 and $7.2 million as of December 31, 2011. In the COLI policies, the Company is able to allocate assets across a set of choices provided by the insurance company, including fixed income securities and equity funds. The COLI policies are recorded at their net cash surrender values, which approximates fair value, as provided by the issuing insurance company, whose Standard & Poor's credit rating was A+. During 2011, as a result of COLI policy claims, the Company received $3.7 million in proceeds and recorded a tax-free gain of $2.0 million, reflected in Other Income.

The Company classifies the SERP assets as trading securities as described in Note 1. The fair value of these assets totaled $6,026,000 as of December 31, 2012 and $6,510,000 as of December 31, 2011. The SERP assets are reported in other assets on the consolidated balance sheets and changes related to the fair value of the assets are included in selling, general and administrative expenses in the consolidated statements of operations. Trading gains (losses) related to the SERP assets totaled $181,000 in 2012, $(38,000) in 2011 and $(5,000) in 2010. The SERP liabilities are recorded on the balance sheet in pension liabilities with any change in the fair value of the SERP liabilities recorded as selling, general and administrative expenses in the consolidated statements of operations.

Retirement Income Plan — Marine Products participates in the tax-qualified, defined benefit, noncontributory, trusteed retirement income plan sponsored by RPC, Inc. ("RPC") that covers substantially all employees with at least one year of service prior to 2002.

The Company's projected benefit obligation exceeded the fair value of the plan assets for its Retirement Income Plan by $413,000 and thus the plan was under-funded as of December 31, 2012. The following table sets forth the funded status of the Retirement Income Plan and the amounts recognized in Marine Products' consolidated balance sheets:

December 31, *(in thousands)*	**2012**	**2011**
ACCUMULATED BENEFIT OBLIGATION, END OF YEAR	$ 5,695	$ 5,292
CHANGE IN PROJECTED BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$ 5,292	$ 4,986
Service cost	—	—
Interest cost	253	267
Actuarial loss	379	266
Benefits paid	(229)	(228)
Projected benefit obligation at end of year	$ 5,695	$ 5,291
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	$ 4,313	$ 4,672
Actual return on plan assets	484	(231)
Employer contributions	714	100
Benefits paid	(229)	(228)
Fair value of plan assets at end of year	$ 5,282	$ 4,313
Funded status at end of year	$ (413)	$ (978)

December 31, *(in thousands)*	**2012**	**2011**
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF:		
Noncurrent assets	$ —	$ —
Current liabilities	—	—
Noncurrent liabilities	(413)	(978)
	$ (413)	$ (978)

The funded status of the Retirement Income Plan was recorded in the consolidated balance sheets in long-term pension liabilities as of December 31, 2012 and 2011.

December 31, *(in thousands)*	**2012**	**2011**
AMOUNTS (PRE-TAX) RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) CONSIST OF:		
Net loss	$ 2,748	$ 2,585
Prior service cost (credit)	—	—
Net transition obligation (asset)	—	—
	$ 2,748	$ 2,585

The accumulated benefit obligation for the Retirement Income Plan at December 31, 2012 and 2011 has been disclosed above. The Company uses a December 31 measurement date for this qualified plan.

Amounts recorded in the consolidated balance sheet as pension liabilities consist of:

December 31, *(in thousands)*	2012	2011
SERP liability	$ (5,819)	$ (5,337)
Funded status	(413)	(978)
Pension liabilities	$ (6,232)	$ (6,315)

Marine Products' funding policy is to contribute to the Retirement Income Plan the amount required, if any, under the Employee Retirement Income Security Act of 1974. Contributions to the plan totaled $714,000 during 2012 and $100,000 during 2011.

The components of net periodic benefit cost are summarized as follows:

Years ended December 31, *(in thousands)*	2012	2011	2010
Service cost for benefits earned during the period	$ —	$ —	$ —
Interest cost on projected benefit obligation	253	267	266
Expected return on plan assets	(328)	(324)	(302)
Amortization of net loss	61	38	34
	$ (14)	$ (19)	$ (2)

The Company recognized pre-tax decreases to the funded status in accumulated other comprehensive income of $163,000 in 2012, $782,000 in 2011 and $22,000 in 2010. There were no previously unrecognized prior service costs during 2012, 2011 and 2010. The pre-tax amounts recognized in other comprehensive income for the years ended December 31, 2012, 2011 and 2010 are summarized as follows:

(in thousands)	2012	2011	2010
Net loss	$ 224	$ 820	$ 56
Amortization of net loss	(61)	(38)	(34)
Net transition obligation (asset)	—	—	—
Amount recognized in accumulated other comprehensive income	$ 163	$ 782	$ 22

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2013 are as follows:

(in thousands)	2013
Amortization of net loss (gain)	$ 73
Prior service cost (credit)	—
Net transition obligation (asset)	—
Estimated net periodic cost	$ 73

The weighted average assumptions as of December 31 used to determine the projected benefit obligation and net benefit cost were as follows:

December 31,	2012	2011	2010
PROJECTED BENEFIT OBLIGATION:			
Discount rate	4.34%	5.09%	5.58%
Rate of compensation increase	N/A	N/A	N/A
NET BENEFIT COST:			
Discount rate	5.09%	5.58%	6.05%
Expected return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	N/A	N/A	N/A

The Company's expected return on assets assumption is derived from a detailed periodic assessment by its management and investment advisor. It includes a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected on the funds invested to provide for the pension plan benefits. While the assessment gives appropriate consideration to recent fund performance and historical returns, the rate of return assumption is derived primarily from a long-term, prospective view. Based on its recent assessment, the Company has concluded that its expected long-term return assumption of seven percent is reasonable.

The plan's weighted average asset allocation at December 31, 2012 and 2011 by asset category along with the target allocation for 2013 are as follows:

Asset Category	Target Allocation for 2013	Percentage of Plan Assets as of December 31, 2012	Percentage of Plan Assets as of December 31, 2011
Cash and Cash Equivalents	0% – 5%	0.2%	0.7%
Debt Securities – Core Fixed Income	15% – 50%	20.2	23.2
Tactical — Fund of Equity and Debt Securities	10% – 20%	15.1	16.3
Domestic Equity Securities	30% – 50%	15.2	15.2
Global Equity Securities	10% – 20%	15.1	14.8
International Equity Securities	10% – 20%	16.0	14.6
Real Estate	0% – 10%	9.2	5.6
Real Return	0% – 10%	9.0	9.6
Other	0% – 5%	0.0	0.0
Total	100.0%	100.0%	100.0%

The Company's overall investment strategy is to achieve a mix of approximately 70 percent of investments for long-term growth and 30 percent for near-term benefit payments, with a wide diversification of asset types, fund strategies and fund managers. Equity securities primarily include investments in large-cap and mid-cap companies. Fixed-income securities include corporate bonds of companies in diversified securities, mortgage-backed securities, and U.S. Treasuries. Other types of investments include hedge funds and private equity funds that follow several different investment strategies. For each of the asset categories in the pension plan, the investment strategy is identical – maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation for each asset class which is rebalanced as required. The plans utilize a number of investment approaches, including individual market securities, equity and fixed income funds in which the underlying securities are marketable, and debt funds to achieve this target allocation. The Company and management are considering making a contribution to the pension plan of approximately $50,000 during fiscal year 2013.

Some of our assets, primarily our private equity, real estate and hedge funds, do not have readily determinable market values given the specific investment structures involved and the nature of the underlying investments. For plan asset reporting as of December 31, 2012, publicly traded asset pricing was used where possible. For assets without readily determinable values, estimates were derived from investment manager discussions focusing on underlying fundamentals and significant events.

Included among the asset categories for the Plans' investments are real estate and other investments comprised of investments in real estate and hedge funds. These investments are categorized as level 3 investments and are valued using significant non-observable inputs which do not have a readily determinable fair value. In accordance with ASU No. 2010-12 "Investments In Certain Entities That Calculate Net Asset Value per Share (Or Its Equivalent)," these investments are valued based on the net asset value per share calculated by the funds in which the plan has invested. These valuations are subject to judgments and assumptions of the funds which may prove to be incorrect, resulting in risks of incorrect valuation of these investments. The Company seeks to mitigate these risks by evaluating the appropriateness of the funds' judgments and assumptions by reviewing the financial data included in the funds' financial statements for reasonableness.

The following tables present our plan assets using the fair value hierarchy as of December 31, 2012 and 2011. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. See Note 8 for a brief description of the three levels under the fair value hierarchy.

Fair Value Hierarchy as of December 31, 2012:

Investments ***(in thousands)***	**Total**	**Level 1**	**Level 2**	**Level 3**
Cash and Cash Equivalents (1)	$ 11	$ 11	$ —	$ —
Fixed Income Securities (2)	1,065	—	1,065	—
Domestic Equity Securities	801	801	—	—
Global Equity Securities (3)	796	796	—	—
International Equity Securities (3)	848	395	453	—
Real Estate (4)	489	—	—	489
Real Return (5)	475	—	475	—
Tactical Composite (6)	797	—	797	—
	$5,282	$2,003	$2,790	$489

Fair Value Hierarchy as of December 31, 2011:

Investments ***(in thousands)***	**Total**	**Level 1**	**Level 2**	**Level 3**
Cash and Cash Equivalents (1)	$ 32	$ 32	$ —	$ —
Fixed Income Securities (2)	1,000	—	1,000	—
Domestic Equity Securities	659	656	—	—
Global Equity Securities (3)	636	636	—	—
International Equity Securities (3)	631	298	333	—
Real Estate (4)	238	—	—	238
Real Return (5)	415	—	415	—
Tactical Composite (6)	702	—	702	—
	$4,313	$1,622	$2,450	$238

(1) Cash and cash equivalents, which are used to pay benefits and plan administrative expenses, are held in Rule 2a-7 money market funds.

(2) Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

(3) Global equity securities and certain international securities are valued using a market approach based on the quoted market prices of similar instruments in their respective markets.

(4) Real estate fund values are primarily reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data.

(5) Real return funds invest in global equities, commodities and inflation protected core bonds that are valued primarily using a market approach based on the quoted market prices of identical instruments in their respective markets.

(6) Tactical composite funds invest in stocks, bonds and cash, both domestic and international. These assets are valued primarily using a market approach based on the quoted market prices of identical instruments in their respective markets.

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2012:

Investments	Balance at December 31, 2011	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers In to (Out of) Level 3	Balance at December 31, 2012
(in thousands)					
Real Estate	$238	$65	$186	$—	$489
	$238	$65	$186	$—	$489

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2011:

Investments	Balance at December 31, 2010	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers In to (Out of) Level 3	Balance at December 31, 2011
(in thousands)					
Real Estate	$213	$25	$ —	$—	$238
Alternative Investments	49	—	(49)	—	—
	$262	$25	$(49)	$—	$238

The Company expects to contribute approximately $50,000 to the Retirement Income Plan in 2013.

The Company estimates that the future benefits payable for the Retirement Income Plan over the next ten years are as follows:

(in thousands)	
2013	$ 253
2014	257
2015	270
2016	280
2017	259
2018-2022	1,323

401(k) Plan — Marine Products participates in a defined contribution 401(k) plan sponsored by RPC that is available to substantially all full-time employees with more than 90 days of service. This plan allows employees to make tax-deferred contributions of up to 25 percent of their annual compensation, not exceeding the permissible deduction imposed by the Internal Revenue Code. The Company matches 50 percent of each employee's contributions that do not exceed six percent of the employee's compensation, as defined by the 401(k) plan. Employees vest in the Company's contributions after three years of service. The charges to expense for Marine Products' contributions to the 401(k) plan were approximately $164,000 in 2012, $130,000 in 2011 and $114,000 in 2010.

Stock Incentive Plan — The Company reserved 2,250,000 shares of common stock under a Stock Incentive Plan with a term of ten years. This plan provides for the issuance of various forms of stock incentives, including, among others, incentive and non-qualified stock options and restricted stock. As of December 31, 2012, there were approximately 617,000 shares available for grants.

The Company recognizes compensation expense for the unvested portion of awards outstanding over the remainder of the service period. The compensation cost recorded for these awards will be based on their fair value at grant date less the cost of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods to reflect actual forfeitures. Cash flows related to share-based awards to employees that result in tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) are classified as financing cash flows.

Pre-tax stock-based employee compensation expense was approximately $1,495,000 ($964,000 after tax) for 2012, $1,296,000 ($836,000 after tax) for 2011 and $1,542,000 ($995,000 after tax) for 2010.

Stock Options — Stock options are granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant except for grants of incentive stock options to owners of greater than 10 percent of the Company's voting securities which must be made at 110 percent of the fair market value of the Company's common stock. Options generally vest ratably over a period of five years and expire in 10 years, except to owners of greater than 10 percent of the Company's voting securities, which expire in five years.

The Company estimates the fair value of stock options as of the date of grant using the Black-Scholes option pricing model. The Company has not granted stock options to employees since 2004. Transactions involving the Marine Products stock options for the year ended December 31, 2012 were as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 1, 2012	564,735	$ 4.08	0.6 years	
Granted	—	—	N/A	
Exercised	(410,293)	3.14	N/A	
Forfeited	—	—	N/A	
Expired	(9,827)	2.67	N/A	
Outstanding and exercisable at December 31, 2012	144,615	$ 6.82	0.44 years	$ N/A

The total intrinsic value of share options exercised was approximately $941,000 in 2012, $602,000 in 2011 and $32,000 in 2010. There were no tax benefits associated with the exercise of stock options during 2012, because all of the options exercised were incentive stock options which do not generate tax deductions for the Company. There were no tax benefits associated with the exercise of non-qualified stock options during 2012 or 2011.

Restricted Stock — Marine Products grants employees time lapse restricted stock. Time lapse restricted shares vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. Prior to 2004, the Company issued time lapse restricted shares that vest over ten years. Beginning in 2004, the Company issued time lapse restricted shares that vest in 20 percent increments starting with the second anniversary of the grant, over the six year period beginning on the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the shares.

The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the stock plans have lapsed. Upon termination of employment from the Company (other than due to death, disability or retirement on or after age 65), shares with restrictions are forfeited in accordance with the plan.

The following is a summary of the changes in non-vested restricted shares for the year ended December 31, 2012:

	Shares	Weighted Average Grant-Date Fair Value
Non-vested shares at January 1, 2012	971,000	$ 6.16
Granted	362,000	5.59
Vested	(194,300)	6.49
Forfeited	(6,200)	6.56
Non-vested shares at December 31, 2012	1,132,500	$ 5.92

The fair value of restricted stock awards is based on the market price of the Company's stock on the date of grant and is amortized to compensation expense on a straight line basis over the requisite service period. The weighted average grant date fair value of these restricted stock awards was $5.59 in 2012, $7.33 in 2011 and $5.16 in 2010. The total fair value of shares vested was approximately $1,169,000 in 2012, $1,312,000 in 2011 and $814,000 during 2010. Tax benefits for compensation tax deductions in excess of compensation expense related to restricted shares credited to capital in excess of par value was approximately $379,000 in 2012, $77,000 in 2011 and $0 in 2010. The excess tax deductions are classified as financing cash flows in the accompanying consolidated statements of cash flows.

Other Information — As of December 31, 2012 total unrecognized compensation cost related to non-vested restricted shares was approximately $5,563,000 which is expected to be recognized over a weighted-average period of 3.6 years.

The Company received cash from options exercised of $467,000 in 2012, $54,000 in 2011 and $45,000 in 2010. These cash receipts are classified as financing cash flows in the accompanying consolidated statements of cash flows. The fair value of shares tendered to exercise employee stock options totaled approximately $823,000 in 2012 and $125,000 in 2011 and have been excluded from the consolidated statements of cash flows. There were no shares tendered to exercise employee stock options in 2010.

NOTE 11: RELATED PARTY TRANSACTIONS

In conjunction with its spin-off from RPC in 2001, the Company and RPC entered into various agreements that define the companies' relationship after the spin-off.

The Transition Support Services Agreement provides for RPC to provide certain services, including financial reporting and income tax administration, acquisition assistance, etc., to Marine Products until the agreement is terminated by either party. Marine Products reimbursed RPC for its estimated allocable share of administrative costs incurred for services rendered on behalf of Marine Products totaling $544,000 in 2012, $639,000 in 2011 and $689,000 in 2010. The Company's liability to RPC for these services as was approximately $94,000 as of December 31, 2012 and $3,000 as of December 31, 2011. The Company's directors are also directors of RPC and all of the Company's executive officers with the exception of one are employees of both the Company and RPC.

The Employee Benefits Agreement provides for, among other things, the Company's employees to continue participating subsequent to the spin-off in two RPC sponsored benefit plans, specifically, the defined contribution 401(k) plan and the defined benefit retirement income plan.

A group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother Gary W. Rollins, who is also director of the Company, and certain companies under their control, controls in excess of fifty percent of the Company's voting power.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to its management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, December 31, 2012 (the "Evaluation Date"), the Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at a reasonable assurance level as of the Evaluation Date.

Management's report on internal control over financial reporting — Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management's report on internal control over financial reporting is included on page 39 of this report. Grant Thornton LLP, the Company's independent registered public accounting firm, has audited the effectiveness of internal control as of December 31, 2012 and issued a report thereon which is included on page 40 of this report.

Changes in internal control over financial reporting — Management's evaluation of changes in internal control did not identify any changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning directors and executive officers will be included in the Marine Products Proxy Statement for its 2013 Annual Meeting of Stockholders, in the section titled "Election of Directors." This information is incorporated herein by reference. Information about executive officers is contained on page 25 of this document.

Audit Committee and Audit Committee Financial Expert

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) will be included in the Marine Products Proxy Statement for its 2013 Annual Meeting of Stockholders, in the section titled "Corporate Governance and Board of Directors, Committees and Meetings – Audit Committee." This information is incorporated herein by reference.

Code of Ethics

Marine Products has a Code of Business Conduct that applies to all employees. In addition, the Company has a Code of Business Conduct and Ethics for Directors and Executive Officers and Related Party Transaction Policy. Both of these documents are available on the Company's website at www.marineproductscorp.com. Copies are also available at no extra charge by writing to Attn.: Human Resources, Marine Products Corporation, 2801 Buford Highway, Suite 520, Atlanta, Georgia 30329. Marine Products intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of its code of ethics that relates to any elements of the code of ethics definition enumerated in SEC rules by posting such information on its internet website, the address of which is provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16(a) of the Exchange Act will be included under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2013 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. Executive Compensation

Information concerning director and executive compensation will be included in the Marine Products Proxy Statement for its 2013 Annual Meeting of Stockholders, in the sections titled "Compensation Committee Interlocks and Insider Participation," "Director Compensation," "Compensation Discussion and Analysis" and "Executive Compensation." This information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership will be included in the Marine Products Proxy Statement for its 2013 Annual Meeting of Stockholders, in the sections titled, "Capital Stock" and "Election of Directors." This information is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information regarding equity compensation plans as of December 31, 2012.

Plan Category	(A) Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by securityholders	144,615	$ 6.82	1,277,115[(1)]
Equity compensation plans not approved by securityholders	—	—	—
Total	144,615	$ 6.82	1,277,115

(1) All of the securities can be issued in the form of restricted stock or other stock awards.

See "NOTE 10: EMPLOYEE BENEFIT PLANS" to the Consolidated Financial Statements for information regarding the material terms of the equity compensation plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information concerning certain relationships and related party transactions will be included in the Marine Products Proxy Statement for its 2013 Annual Meeting of Stockholders, in the section titled "Certain Relationships and Related Party Transactions." Information regarding director independence will be included in the Marine Products Proxy Statement for its 2013 Annual Meeting of Stockholders in the section titled "Director Independence and NYSE Requirements." This information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information regarding principal accountant fees and services will be included in the section titled, "Independent Registered Public Accountants" in the Marine Products Proxy Statement for its 2013 Annual Meeting of Stockholders. This information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements, Financial Statement Schedule and Exhibits

1. Consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.
2. The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.
3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

10.1 Marine Products Corporation 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10 filed on February 13, 2001).

10.6 Marine Products Corporation 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed on March 24, 2004).

10.7 Form of stock option grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed on March 21, 2003).

10.8 Form of time lapse restricted stock grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Form 10-K filed on March 21, 2003).

10.9 Form of performance restricted stock grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed on March 21, 2003).

10.10 Form of stock option grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on November 1, 2004).

10.11 Form of time lapse restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Form 10-Q filed on November 1, 2004).

10.12 Form of performance restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Form 10-Q filed on November 1, 2004).

10.13 Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed on March 15, 2005).

10.14 First Amendment to 2001 Employee Stock Incentive Plan and 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to the Form 10-K filed on March 2, 2007).

10.15 Summary of Compensation Arrangements with Non-Employee Directors as of February 28, 2008 (incorporated herein by reference to Exhibit 10.21 to the Form 8-K filed on March 4, 2008).

10.16 Performance Based Compensation Agreement between James A. Lane, Jr. and Chaparral Boats, Inc. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed on April 25, 2008).

10.17 Summary of 'At-Will' compensation arrangements with the Executive Officers as of February 28, 2009 (incorporated herein by reference to Exhibit 10.20 to the Form 10-K filed on March 5, 2009).

10.18 Form of time lapse restricted stock agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the form 10-Q filed on May 2, 2012).

10.19 Summary of compensation arrangements with non-employee directors.

Exhibits (inclusive of item 3 above):

Exhibit Number	Description
3.1	(A) Articles of Incorporation of Marine Products Corporation (incorporated herein by reference to Exhibit 3.1 to the Form 10 filed on February 13, 2001). (B) Certificate of Amendment of Certificate of Incorporation of Marine Products Corporation executed on June 8, 2005 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 8-K filed on June 9, 2005).
3.2	Bylaws of Marine Products Corporation (incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed on October 25, 2008).
4	Form of Common Stock Certificate of Marine Products Corporation (incorporated herein by reference to Exhibit 4.1 to the Form 10 filed on February 13, 2001).
10.1	Marine Products Corporation 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10 filed on February 13, 2001).
10.2	Agreement Regarding Distribution and Plan of Reorganization, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.2 to the Form 10 filed on February 13, 2001).
10.3	Employee Benefits Agreement, dated February 12, 2001, by and between RPC, Inc., Chaparral Boats, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.3 to the Form 10 filed on February 13, 2002).
10.4	Transition Support Services Agreement, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.4 to the Form 10 filed on February 13, 2001).
10.5	Tax Sharing Agreement, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.5 to the Form 10 filed on February 13, 2001).
10.6	Marine Products Corporation 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed on March 24, 2004).
10.7	Form of stock option grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed on March 21, 2003).
10.8	Form of time lapse restricted stock grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Form 10-K filed on March 21, 2003).
10.9	Form of performance restricted stock grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed on March 21, 2003).
0.10	Form of stock option grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on November 1, 2004).
10.11	Form of time lapse restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed on November 1, 2004).
10.12	Form of performance restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed on November 1, 2004).

Exhibit Number	Description
10.13	Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed on March 15, 2005).
10.14	First Amendment to 2001 Employee Stock Incentive Plan and 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.19 to the Form 10-K filed on March 2, 2007).
10.15	Summary of Compensation Arrangements with Non-Employee Directors as of February 28, 2008 (incorporated herein by reference to Exhibit 10.21 to the Form 10-K filed on March 4, 2008).
10.16	Performance Based Compensation Agreement between James A. Lane, Jr. and Chaparral Boats, Inc. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed on April 25, 2008).
10.17	Summary of 'At-Will' compensation arrangements with the Executive Officers as of February 28, 2009 (incorporated herein by reference to Exhibit 10.20 to the Form 10-K filed on March 5, 2009).
10.18	Form of time lapse restricted stock agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the form 10-Q filed on May 2, 2012).
10.19	Summary of compensation arrangements with non-employee directors.
21	Subsidiaries of Marine Products Corporation (incorporated herein by reference to Exhibit 21 to the Form 10-K filed on March 4, 2008).
23	Consent of Grant Thornton LLP
24	Powers of Attorney for Directors
31.1	Section 302 certification for Chief Executive Officer
31.2	Section 302 certification for Chief Financial Officer
32.1	Section 906 certification for Chief Executive Officer and Chief Financial Officer
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

Any schedules not shown above have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marine Products Corporation

Richard A. Hubbell
President and Chief Executive Officer
March 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
Richard A. Hubbell	President and Chief Executive Officer (Principal Executive Officer)	March 1, 2013
Ben M. Palmer	Chief Financial Officer (Principal Financial and Accounting Officer)	March 1, 2013

The Directors of Marine Products Corporation (listed below) executed a power of attorney, appointing Richard A. Hubbell their attorney-in-fact, empowering him to sign this report on their behalf.

R. Randall Rollins, Director
Wilton Looney, Director
Gary W. Rollins, Director
Henry B. Tippie, Director
James B. Williams, Director
James A. Lane, Jr., Director
Linda H. Graham, Director
Bill J. Dismuke, Director
Larry L. Prince, Director

Richard A. Hubbell
Director and as Attorney-in-fact
March 1, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, REPORTS AND SCHEDULE

The following documents are filed as part of this report.

Schedules not listed above have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
MARINE PRODUCTS CORPORATION AND SUBSIDIARIES (in thousands of dollars)

	For the years ended December 31, 2012, 2011 and 2010			
Discription	Balance at Beginning of Period	Charged to Costs and Expenses	Net (Write-Offs)/ Recoveries	Balance at End of Period
Year ended December 31, 2012				
Allowance for doubtful accounts	$ 27	$ —	$ (5)	$ 22
Deferred tax asset valuation allowance	$3,783	$372	$—	$4,155
Year ended December 31, 2011				
Allowance for doubtful accounts	$ 31	$ —	$ (4)	$ 27
Deferred tax asset valuation allowance	$3,677	$106	$—	$3,783
Year ended December 31, 2010				
Allowance for doubtful accounts	$ 36	$ —	$ (5)	$ 31
Deferred tax asset valuation allowance	$3,459	$218	$—	$3,677

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	First	Second	Third	Fourth
	(in thousands except per share data)			
2012				
Net sales	$37,849	$38,454	$38,494	$34,153
Gross profit	6,996	7,295	7,374	5,539
Net income	1,632	2,173	2,110	1,064
Earnings per share — basic (a)	0.04	0.06	0.06	0.03
Earnings per share — diluted (a)	$ 0.04	$ 0.06	$ 0.06	$ 0.03
2011				
Net sales	$27,148	$29,098	$22,254	$27,937
Gross profit	4,460	4,907	4,634	5,505
Net (loss) income	666	1,229	1,200	3,636
Earnings per share — basic (a)(b)	0.02	0.03	0.03	0.10
Earnings per share — diluted (a)(b)	$ 0.02	$ 0.03	$ 0.03	$ 0.10

(a) The sum of the earnings per share for the four quarters may differ from annual amounts due to the required method of computing the weighted average shares for the respective periods.

(b) The fourth quarter of 2011 included a $0.06 per share tax-free gain from an employee benefit plan financing arrangement.



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CORPORATE INFORMATION

OFFICERS

R. Randall Rollins
Chairman of the Board of Directors

Richard A. Hubbell
President and Chief Executive Officer

James A. Lane, Jr.
Executive Vice President
President of Chaparral Boats, Inc.

Linda H. Graham
Vice President and Secretary

Ben M. Palmer
Vice President, Chief Financial Officer
and Treasurer

DIRECTORS

R. Randall Rollins§
Chairman of the Board, Rollins, Inc. (Consumer services)
and Chairman of the Board, RPC, Inc. (Oil and gas field services)

Henry B. Tippie*†
Chairman of the Board and Chief Executive Officer,
Tippie Services, Inc. (Management services)

Wilton Looney*
Honorary Chairman of the Board,
Genuine Parts Company (Automotive parts distributor)

At the 2013 Annual Meeting, Mr. Wilton Looney will not be standing for reelection to the Board of Directors. Marine Products Corporation offers our sincere thanks to Mr. Looney for his contributions and many years of dedicated service to the Board and various committees.

James B. Williams*

Retired Chairman of the Executive Committee, SunTrust Banks, Inc.
(Bank holding company)

Gary W. Rollins§
Vice Chairman and Chief Executive Officer,
Rollins, Inc. (Consumer services)

Richard A. Hubbell§
President and Chief Executive Officer

James A. Lane, Jr.
Executive Vice President
President of Chaparral Boats, Inc.

Linda H. Graham
Vice President and Secretary

Bill J. Dismuke°
Retired President, Edwards Baking Company

Larry L. Prince
Retired Chairman of the Board and Chief Executive Officer,
Genuine Parts Company (Automotive parts distributor)

* Member of the Audit Committee, Compensation Committee, Diversity Committee and Nominating and Governance Committee

† Chairman of the Audit Committee, Compensation Committee, Diversity Committee and Nominating and Governance Committee

§ Member of the Executive Committee

° Member of the Audit Committee

STOCKHOLDER INFORMATION

Corporate Offices
Marine Products Corporation
2801 Buford Highway NE, Suite 520
Atlanta, Georgia 30329
Telephone: 404.321.7910

Stock Listing
New York Stock Exchange

Ticker Symbol
MPX

Investor Relations Website
www.marineproductscorp.com

Transfer Agent and Registrar
For inquiries related to stock certificates,
including changes of address, please contact:

American Stock Transfer & Trust Company, LLC
Shareholder Services Department
6201 15th Avenue
Brooklyn, NY 11219
Telephone: 800.937.5449
www.amstock.com

Annual Meeting
The annual meeting of Marine Products Corporation will be held at 12:00 p.m., April 23, 2013, 2170 Piedmont Road, NE, Atlanta, GA 30324.

Caution Concerning Forward-Looking Statements
The Annual Report contains statements that constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, including all statements that look forward in time or express management's beliefs, expectations or hopes. In particular, such statements include, without limitation, statements regarding the Company's belief that its financial strength will continue to support its sales growth and allow the Company to pursue strategic opportunities to enhance stockholder value over the long term; the Company's belief that a number of macroeconomic and company-specific factors encourage the Company regarding its near-term financial results; the Company's belief that the recreational boating industry is undergoing a steady recovery; the Company's belief that its introduction of smaller boat models is expanding the market for the Company's products; the Company's belief that customers purchasing smaller boats will enjoy owning the Company's boats and will buy a larger boat from the Company when they choose to purchase a larger boat; and the Company's belief that strong consumer demand and the Company's success in attracting the first-time boat buyer positions the Company very well for the future. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, those identified under the title "Risk Factors" in the Company's Annual Report on Form 10-K included as part of this Annual Report. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated in the forward-looking statements.


MARINE PRODUCTS
CORPORATION

2801 Buford Highway NE, Suite 520, Atlanta, Georgia 30329
404.321.7910 www.marineproductscorp.com